The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed without notice. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated June 4, 2004

PROSPECTUS SUPPLEMENT

(To prospectus dated April 30, 2004)
4,400,000 Shares

Great Plains Energy Incorporated

Common Stock

          Great Plains Energy Incorporated is offering 4,400,000 shares of common stock. The shares are listed on the New York Stock Exchange, or NYSE, under the symbol “GXP”. The last reported sale price on the NYSE of our common stock on June 3, 2004 was $29.92 per share.

          Concurrently with this offering of common stock, we are offering by separate prospectus supplement $150,000,000 of FELINE PRIDESSM or $172,500,000 if the underwriters for that offering exercise in full their overallotment option. This offering of common stock is not contingent on our offering of FELINE PRIDES.

          Investing in our common stock involves risks that are described under “Risk Factors” beginning on page 1 of the accompanying prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Great Plains Energy Incorporated	$	$

          We have granted the underwriters a 30-day option from the date of this prospectus supplement to purchase up to 660,000 additional shares at the public offering price less the underwriting discount to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about June      , 2004.

Merrill Lynch & Co.	Morgan Stanley

BNY Capital Markets, Inc.

JPMorgan

Banc of America Securities LLC
Lazard

The date of this prospectus supplement is June      , 2004.

SM “FELINE PRIDES” is a service mark of Merrill Lynch & Co., Inc.

PROSPECTUS
About This Prospectus	i
Cautionary Statements Regarding Certain Forward-Looking Information	ii
Where You Can Find More Information	iii
Great Plains Energy Incorporated	iii
Risk Factors	1
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	4
Description of Debt Securities	4
Description of Trust Preferred Securities	12
Description of Guarantees	25
Relationship Among Trust Preferred Securities, Debt Securities and Guarantees	27
Description of Common Stock	29
Description of Stock Purchase Contracts and Stock Purchase Units or Warrants for Stock	30
Book-Entry System	31
Plan of Distribution	33
Legal Matters	34
Experts	34
Recent Developments	35

ABOUT THIS PROSPECTUS SUPPLEMENT

          You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. Neither we nor any underwriter has authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference which are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

          This prospectus supplement and the accompanying prospectus contain, or incorporate by reference, forward-looking statements. Such forward-looking statements should be considered together with the cautionary statements and important factors included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Please see “Cautionary Statements Regarding Certain Forward-Looking Information” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

          You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context requires otherwise, “we,” “our,” “us” and “Great Plains Energy” refers to Great Plains Energy Incorporated and its consolidated subsidiaries.

Great Plains Energy Incorporated

General

          Great Plains Energy, a Missouri corporation headquartered in Kansas City, Missouri, is a public utility holding company registered with and subject to the regulation of the Securities and Exchange Commission (the “SEC”) under the Public Utility Holding Company Act of 1935, as amended (the “35 Act”). Through a corporate restructuring consummated on October 1, 2001, Great Plains Energy became the parent company and sole owner of the common stock of Kansas City Power & Light Company (“KCP&L”). Each outstanding share of KCP&L stock was exchanged for a share of Great Plains Energy stock. As a result, Great Plains Energy replaced KCP&L as the listed entity on the New York Stock Exchange with the trading symbol “GXP.” Great Plains Energy’s two key subsidiaries are KCP&L, which is wholly-owned, and Strategic Energy, L.L.C. (“Strategic Energy”). Great Plains Energy increased its indirect ownership interest in Strategic Energy to just under 100% in May 2004.

          KCP&L, headquartered in Kansas City, Missouri, engages in the generation, transmission, distribution and sale of electricity. KCP&L is regulated by the Missouri Public Service Commission (the “MPSC”) and The State Corporation Commission of the State of Kansas (the “KCC”) with respect to retail rates. KCP&L serves almost 490,000 customers located in all or portions of 24 counties in western Missouri and eastern Kansas. Customers include over 430,000 residences, over 55,000 commercial firms, and almost 2,500 industrials, municipalities and other electric utilities. Missouri jurisdictional retail revenues averaged 58% of KCP&L’s total retail revenue over the period from 2001 to 2003. Kansas jurisdictional retail revenues averaged 42% of KCP&L’s total retail revenue over the period from 2001 through 2003. KCP&L’s retail revenues averaged 87% of its total operating revenues over the period 2001 through 2003. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of utility revenues. KCP&L is significantly impacted by seasonality with over one-third of its retail revenues typically recorded in the third quarter. KCP&L’s income from continuing operations accounted for approximately 68% and 76% of Great Plains Energy’s consolidated income from continuing operations in 2003 and 2002, respectively.

          Strategic Energy provides retail electricity services to commercial, institutional and small manufacturing customers in several electricity markets offering retail choice by entering into long-term contracts with its customers to supply electricity. In return, Strategic Energy receives an ongoing management fee, which is included in the contracted sales price for the electricity. Strategic Energy operates in California, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Texas. Strategic Energy is expanding into Connecticut and Maryland in 2004, as well as targeting expansion into additional utility territories in Ohio and Texas. At December 31, 2003, Strategic Energy provided retail electricity services to a diverse customer base totaling over 6,800 customers representing approximately 48,000 commercial, institutional and small manufacturing accounts. Strategic Energy also provides strategic planning and consulting services in the natural gas and electricity markets. Strategic Energy’s income from continuing operations accounted for approximately 21% and 22% of Great Plains Energy’s consolidated income from continuing operations in 2003 and 2002, respectively.

          Our principal executive office is located at 1201 Walnut Street, Kansas City, Missouri 64106. Our telephone number is (816) 556-2200.

Recent Developments

          In May 2004, KCP&L filed applications with the Missouri Public Service Commission and the Kansas Corporation Commission to begin a regulatory workshop process to explore how to meet the area’s growing need for electricity and cleaner air. The framework of initiatives as a starting point for these discussions include the following potential options:

•	Accelerated environmental investments of $300 million to $350 million for selected existing plants;

•	Investment in up to 200 megawatts of wind generation;

•	Ownership of up to 500 megawatts of an 800- to 900-megawatt regulated coal-fired plant at the Iatan site in Missouri; and

•	Technologies and programs to help customers conserve energy.

          In addition to these workshops, a series of public forums will be hosted by KCP&L in Clay, Platte and Jackson counties in Missouri and Atchison and Johnson counties in Kansas.

The Offering

Issuer	Great Plains Energy Incorporated

Common stock offered	4,400,000 shares

Approximate number of shares of common stock outstanding immediately after the offering(1)	73,658,755 shares

FELINE PRIDES offering	We are also offering, in a concurrent offering by separate prospectus supplement, $150,000,000 of our FELINE PRIDES (or $172,500,000 if the underwriters exercise in full their overallotment option). This offering of common stock is not contingent on our offering of FELINE PRIDES.

Listing	New York Stock Exchange

Symbol	GXP

Common stock price range (January 1, 2004 - June 3, 2004)	$28.56 - $35.69

Indicated annual dividend rate	$1.66 per share

Book value per share at March 31, 2004	$13.85 per share

Use of proceeds	We intend to use the net proceeds from this offering and the concurrent FELINE PRIDES offering to contribute capital to KCP&L to repay $150 million of KCPL Financing I 8.3% Trust Preferred Securities due April 1, 2037. The remaining net proceeds may be used either to reduce a portion of our short-term debt or to contribute up to an additional $75 million to KCP&L to reduce its indebtedness, or a mixture of both. See “Use of Proceeds.”

Risk factors	See “Risk Factors” in the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares outstanding after the offering is based on our shares outstanding as of June 3, 2004 and assumes that the underwriters’ over-allotment option is not exercised. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 660,000 shares and receive additional net proceeds before expenses of $ . See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL DATA

          The following summary financial data for the years ended December 31, 2001 through December 31, 2003 have been derived from our audited financial statements and related notes, incorporated by reference herein. The following summary financial data for the three months ended March 31, 2004 and March 31, 2003 have been derived from our unaudited financial statements and related notes, incorporated by reference herein. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference herein.

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Thousands, except for per share data)
INCOME STATEMENT DATA
Operating Revenues	$541,478	$464,208	$2,148,045	$1,802,293	$1,399,071
Operating Expenses	478,832	405,515	1,780,777	1,501,828	1,351,251

Operating Income	$62,646	$58,693	$367,268	$300,465	$47,820

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$29,502	$22,084	$189,702	$136,702	$(28,428)
Income (loss) from Discontinued Operations, net of income taxes	(2,178)	(7,529)	(44,779)	(7,514)	4,257
Cumulative effect of a change in accounting principle	—	—	—	(3,000)	—

Net Income (loss)	$27,324	$14,555	$144,923	$126,188	$(24,171)
Preferred stock dividend requirement	411	411	1,646	1,646	1,647

Earnings (loss) available for common stock	$26,913	$14,144	$143,277	$124,542	$(25,818)

PER SHARE DATA
Average number of common shares outstanding	69,257	69,190	69,206	62,623	61,864
Basic and diluted earnings (loss) per common share
Continuing operations	$0.42	$0.31	$2.72	$2.16	$(0.49)
Discontinued operations	(0.03)	(0.11)	(0.65)	(0.12)	0.07
Cumulative effect	—	—	—	0.05	—

Basic and diluted earnings (loss) per common share	$0.39	$0.20	$2.07	$1.99	$(0.42)
Cash dividends per common share	$0.415	$0.415	$1.66	$1.66	$1.66
CASH FLOW INFORMATION
Net cash from operating activities	$69,349	$94,760	$366,727	$332,323	$346,923
Depreciation and depletion	36,520	35,267	142,763	146,757	156,021
Amortization of:
Nuclear fuel	3,478	3,460	12,334	13,109	17,087
Other	2,490	2,858	11,626	12,461	16,146
Utility capital expenditures	(67,696)	(29,303)	(148,675)	(131,158)	(262,030)

USE OF PROCEEDS

          We estimate that our net proceeds from our sale of 4,400,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, to be approximately $                    or approximately $                    if the underwriters for this offering exercise in full their options to purchase additional shares.

          We intend to use the net proceeds from this offering and the concurrent offering of FELINE PRIDES to contribute capital to KCP&L to repay $150 million of KCPL Financing I 8.3% Trust Preferred Securities due April 1, 2037. The remaining net proceeds may be used either to reduce a portion of our short-term debt or to contribute up to an additional $75 million to KCP&L to reduce its indebtedness, or a mixture of both.

          At May 31, 2004, we had approximately $164 million outstanding under our revolving credit facility with a weighted average interest rate of 2.18%. A portion of this short-term debt was incurred to finance previous investments in our subsidiaries and for working capital purposes.

          The additional KCP&L debt that may be redeemed or repaid includes KCP&L’s $55 million of medium-term notes with maturities ranging from July 2004 to June 2007 with interest rates ranging from 7.35% to 7.95% and a portion of KCP&L’s $70 million accounts receivable facility.

          This offering of common stock is not contingent upon our offering of FELINE PRIDES.

FELINE PRIDES OFFERING

          Concurrently with this offering of common stock, we are offering, by means of a separate prospectus supplement, $150,000,000 of FELINE PRIDES (or $172,500,000 if the underwriters of that offering exercise their overallotment in full). Each FELINE PRIDES will have a stated amount of $25 and will consist of a contract obligating the purchaser to purchase shares of our common stock and, initially, a      % senior note due February 16, 2009. Pursuant to the purchase contracts, we will have an obligation to deliver, on February 16, 2007, a maximum of                      shares of our common stock (                     shares if the underwriters of that offering exercise their overallotment in full), subject to anti-dilution adjustments as provided in the purchase contracts.

          We estimate that our net proceeds from our sale of FELINE PRIDES in the concurrent offering will be approximately $          , after deducting underwriting discounts and commissions and estimated offering expenses ($          if the underwriters of that offering exercise their overallotment in full).

          Because the closing of this common stock offering is not contingent upon the closing of the FELINE PRIDES offering, you should not assume that the sale of the FELINE PRIDES will take place.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

          Our common stock is listed on the New York Stock Exchange under the symbol “GXP.” Information relating to market prices and cash dividends on Great Plains Energy’s common stock is set forth below:

          On June 3, 2004, the last reported sale price of our common stock as reported on the New York Stock Exchange was $29.92 per share. As of May 31, 2004, there were approximately 15,582 holders of record of our common stock.

          Subject to the restrictions described below, dividends on our shares of common stock are payable at the discretion of our Board of Directors out of legally available funds. Future payment of dividends, and the amount of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors.

Regulatory Restrictions

          Under the 35 Act, Great Plains Energy can pay dividends only out of retained or current earnings, unless authorized to do otherwise by the SEC. Great Plains Energy’s authorization under the 35 Act to issue guarantees and other securities is conditioned upon it maintaining consolidated common equity of not less than 30% of consolidated capitalization as of the end of each quarter. Further, under stipulations with the MPSC and KCC, Great Plains Energy has committed to maintain consolidated common equity of not less than 30%. As of March 31, 2004, our consolidated common equity represented 39% of total capitalization.

Dividend Restrictions

          Great Plains Energy’s Articles of Incorporation contain certain restrictions on the payment of dividends on Great Plains Energy’s common stock in the event common equity falls to 25% or less of total capitalization. If preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares. If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect members to the Board of Directors. As of March 31, 2004, we had four series of outstanding cumulative preferred stock, $100 par value, aggregating 390,000 shares. We have declared and paid dividends on each series when scheduled.

	Common Stock Price Range

									Common Stock
	2004				2003		2002		Dividends Declared

Quarter	High		Low		High	Low	High	Low	2004	2003	2002

First	$35.69		$31.55		$25.00	$21.36	$26.98	$24.40	$0.415	$0.415	$0.415
Second	34.57	(a)	28.56	(a)	30.31	23.75	25.07	20.35		0.415	0.415
Third					30.84	27.32	22.45	15.69		0.415	0.415
Fourth					32.78	30.10	23.59	17.66		0.415	0.415

(a)	Through June 3, 2004.

CAPITALIZATION AND SHORT-TERM DEBT

          The following table summarizes our actual capitalization at March 31, 2004 and such capitalization adjusted:

•	to reflect the sale of the shares of common stock offered hereby at an initial public offering price of $ per share (assuming the underwriters’ over-allotment option is not exercised) and the application of the proceeds from such sale, after underwriting commissions and estimated expenses of this offering, as described under “Use of Proceeds”; and

•	to reflect the sale of the common stock as described in the bullet point above and also to reflect the sale of FELINE PRIDES in the concurrent offering (assuming the underwriters’ over-allotment option in that offering is not exercised in connection with that offering) and the application of proceeds from the sale of the common stock and the FELINE PRIDES in such concurrent sale, after underwriting commissions and estimated expenses of each offering.

          Because the closing of this common stock offering is not contingent upon the closing of the FELINE PRIDES offering, you should not assume that the sale of FELINE PRIDES, as reflected in the third column below, will take place. See “FELINE PRIDES Offering.” This table should be read in conjunction with our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 which is incorporated by reference in to this prospectus supplement and the accompanying prospectus.

	March 31, 2004

			As Adjusted for the
		As Adjusted for	Common Stock and
		the Common	FELINE PRIDES
	Actual	Stock Offering	Offerings

	(In thousands)
Short-term debt (including current maturities and Environmental Improvement Revenue Refunding Bonds classified as current)	$284,441
Long-term debt (excluding current maturities)	1,161,396
Senior Notes due 2009 (component of concurrent FELINE PRIDES offering)	—
Total debt	1,445,837
Cumulative preferred stock	39,000
Common stock equity	959,121		(a)
Total capitalization and short-term debt	$2,443,958

(a)	Reflects an adjustment of $ million representing the present value of the contract adjustment payments payable with the purchase contracts included in the FELINE PRIDES being offered concurrently with the offering.

UNDERWRITING

          Great Plains Energy is selling the common stock to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement, among Great Plains Energy and the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative. Subject to certain conditions, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite that underwriter’s name in the table below:

Number
of Shares
Underwriter
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
BNY Capital Markets, Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Lazard Frères & Co. LLC

Total	4,400,000

          Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of common stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the common stock to the public when and if the underwriters buy the common stock from us.

          We estimate that our expenses in connection with the offer and sale of the common stock, not including the underwriting discount, will be $          .

          We have agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

Commissions and Discounts

          The shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the underwriters to securities dealers may be sold at the public offering price less a concession of up to $           per share. Any such securities dealers may resell any shares of common stock purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to $           per share. If all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.

          The following table shows the per unit and total public offering price, underwriting discount to be paid by us to the underwriters and proceeds before expenses to Great Plains Energy. The information is presented assuming either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Great Plains Energy Incorporated	$	$	$

Overallotment

          We have granted an option to the underwriters to purchase up to an additional 660,000 shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option at any time within 30 days of the date of this prospectus supplement, with certain limitations, solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase approximately the same percentage of additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares set forth next to the names of all underwriters in the preceding table.

No Sale of Similar Securities

          We, our directors and our executive officers have agreed, except as set forth below, not to sell or transfer any of our common stock for 90 days after the date of this prospectus supplement, without first obtaining the written consent of the representative. Specifically, we, our directors and our executive officers have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant to sell any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	file a registration statement related to the common stock;

•	enter into swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common stock whether any such swap or transaction is to be settled by delivery of common stock, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

          This agreement does not apply to shares of our common stock or options for shares of our common stock issued pursuant to or sold in connection with any of our and our subsidiaries’ existing employee benefit, dividend reinvestment, employee savings and executive compensation plans or the issuance of the FELINE PRIDES in the concurrent offering. In addition, between the 31st and the 90th day after the date of this prospectus supplement, our directors and executive officers may each sell up to an aggregate of 5,000 shares of our common stock.

Price Stabilization and Short Positions

          Until the distribution of the shares of common stock offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing the shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain the price of our common stock.

          In connection with this offering, the underwriters may make short sales of the common stock. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of shares of common stock than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the prices of shares of our common stock may be higher than they would otherwise be in the absence of these transactions.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

          A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Merrill Lynch will be facilitating distribution for this offering to certain of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic preliminary prospectus supplement is available on the internet website maintained by Merrill Lynch. Other than the preliminary prospectus supplement in electronic format, the information on the Merrill Lynch website is not intended to be part of this prospectus supplement.

Other Relationships

          Certain of the underwriters and their affiliates engage in transactions with, and perform services for, us, our subsidiaries and our affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with us, our subsidiaries and our affiliates. In addition, Merrill Lynch is an underwriter in our concurrent offering of FELINE PRIDES. Certain affiliates of the underwriters are lenders under our revolving credit facility. Because we may use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to affiliates of such underwriters, this offering is being made in compliance with the requirements of Rule 2710(h)(1) of the National Association of Securities Dealers, Inc. Conduct Rules.

Miscellaneous

          Lazard Frères & Co. LLC (“Lazard”) has entered into an agreement with Mitsubishi Securities (USA), Inc. (“Mitsubishi”) pursuant to which Mitsubishi provides certain advisory and/ or other services to Lazard, including in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.

LEGAL MATTERS

          Certain legal matters in connection with the offering of the common stock will be passed upon for Great Plains Energy by Jeanie Sell Latz, Esq., Executive Vice President — Corporate and Shared Services and Secretary of Great Plains Energy. Certain legal matters will be passed on for the underwriters by Dewey Ballantine LLP, New York, New York. Dewey Ballantine LLP will rely for the purpose of their opinions upon the opinion of Ms. Latz as to matters of Kansas and Missouri law.

          At March 31, 2004, Ms. Latz owned beneficially 30,730 shares of the Great Plains Energy common stock, including restricted stock and exercisable non-qualified option grants. Dewey Ballantine LLP has performed, and may perform in the future, legal services for the Great Plains Energy.

EXPERTS

          The consolidated financial statements as of December 31, 2003 and 2002, and for the years then ended and related financial statement schedules, incorporated in this prospectus supplement by reference to the Current Report on Form 8-K dated May 12, 2004 (the “May 12, 2004 Form 8-K”), of Great Plains Energy Incorporated have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in accounting principles), and has been so incorporated in reliance upon the report of such firm given on their authority as experts in auditing and accounting.

          The consolidated statements of income, of cash flows, of common stock equity, and of comprehensive income of Great Plains Energy Incorporated for the year ended December 31, 2001 incorporated in this prospectus supplement by reference to the May 12, 2004 Form 8-K, except as they relate to DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession), and the 2001 financial statement schedule information of Great Plains Energy Incorporated, incorporated in this prospectus supplement by reference to the May 12, 2004 Form 8-K, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose reports thereon (which report relating to the consolidated financial statements for the year ended December 31, 2001 includes an explanatory paragraph referring to the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended on January 1, 2001) also appear in the May 12, 2004 Form 8-K. The report of PricewaterhouseCoopers LLP on the consolidated statements of income, of cash flows, of common stock equity, and of comprehensive income for the year ended December 31, 2001 referred to above, insofar as it relates to the amounts included for DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession), is based solely on the report of Deloitte & Touche LLP. The financial statements of DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession) (not presented separately or incorporated by reference herein) have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs referring to DTI Holdings, Inc. and Subsidiaries’ filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about DTI Holdings, Inc. and Subsidiaries’ ability to continue as a going concern and an impairment charge recorded by DTI Holdings, Inc. and Subsidiaries) which also appears in the May 12, 2004 Form 8-K. The 2001 consolidated financial statements of Great Plains Energy Incorporated referred to above have been incorporated in this prospectus supplement in reliance on the reports of such firms given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, and proxy statements and other information with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the SEC’s website (http://www.sec.gov). You may read and copy such material at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

          The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with them. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus supplement and should be read with the same care. Information that we file later with the SEC that is incorporated by reference into this prospectus supplement will automatically update and supercede this information. We are incorporating by reference into this prospectus supplement the following documents that we have filed with the SEC and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the securities described in this prospectus supplement is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Amendment No. 1 on Form 10-K/ A and by our Current Report on Form 8-K dated May 12, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

•	our Current Reports on Form 8-K dated February 9, 2004, April 21, 2004, May 12, 2004 and June 1, 2004.

          You may obtain a free copy of our filings with the SEC by writing or telephoning us at the following address: Great Plains Energy Incorporated, 1201 Walnut Street, Kansas City, Missouri 64106-2124 (Telephone No.: 816-556-2200) Attention: Executive Vice President — Corporate and Shared Services and Secretary, or by contacting us on our website.

          Great Plains Energy’s website is www.greatplainsenergy.com, and KCP&L’s website is www.kcpl.com. Information contained on the companies’ websites is not incorporated herein except to the extent specifically so indicated. Both companies make available, free of charge, on or through their websites, their annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after the companies electronically file such material with, or furnish it to, the SEC. In addition, the companies make available on or through their websites all other reports, notifications and certifications filed electronically with the SEC.

PROSPECTUS

Great Plains Energy Incorporated

$648,200,000

Senior Debt Securities

Subordinated Debt Securities
Trust Preferred Securities and Related Guarantees
Common Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

        Great Plains Energy Incorporated may offer and sell from time to time up to $648,200,000 of these securities. This prospectus provides you with a general description of these securities. We will provide specific information about the offering and the terms of these securities in supplements to this prospectus. The supplements may also add, update, or change information contained in this prospectus. This prospectus may not be used to offer and sell these securities unless accompanied by a prospectus supplement. You should read this prospectus and the related supplements before you invest in these securities.

      The common stock of Great Plains Energy Incorporated is listed on the New York Stock Exchange under the symbol “GXP.” The last reported sale of the common stock on the New York Stock Exchange on April 12, 2004 was $33.10 per share.

      Our principal executive offices are located at 1201 Walnut Street, Kansas City, Missouri 64106-2124 and our telephone number is (816) 556-2200.

       Investing in securities involves risks. Please see “Risk Factors” beginning on page 1.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      We may offer and sell these securities through one or more underwriters or agents. We will set forth in the related prospectus supplement the name of the underwriters or agents, the discount or commission received by them from us as compensation, our other expenses for the offering and sale of these securities, and the net proceeds we receive from the sale. See “Plan of Distribution.”

The date of this Prospectus is April 30, 2004

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. By using this process, we may offer up to a total aggregate dollar amount of $648,200,000 of the securities described in this prospectus in one or more offerings. We may offer any of the following securities: senior debt securities or subordinated debt securities, each of which may be convertible into our common stock, trust preferred securities and related guarantees, common stock, stock purchase contracts and stock purchase units. We may also offer warrants to purchase debt securities or shares of our common stock. If we issue and sell trust preferred securities, we will amend the registration statement of which this prospectus is a part to include each trust issuer as a registrant for purposes of issuing and selling trust preferred securities of that trust.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under “Where You Can Find More Information.”

      References in this prospectus to the terms “we”, “us” or other similar terms mean Great Plains Energy Incorporated, unless the context clearly indicates otherwise. We are also referred to in this prospectus as “Great Plains Energy” or “the Company.”

      You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENTS REGARDING

CERTAIN FORWARD-LOOKING INFORMATION

      Statements made in this prospectus, any accompanying prospectus supplement and the documents described under “Where You Can Find More Information” that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the registrant is providing a number of important factors that could cause actual results to differ materially from provided forward-looking information. The following factors, in addition to those discussed elsewhere in this prospectus, any accompanying prospectus supplement and the documents described under “Where You Can Find More Information”, could cause actual results to differ materially from management expectations as suggested by such forward-looking statements:

•	future economic conditions in the regional, national and international markets markets, including but not limited to regional and national wholesale electricity markets

•	market perception of the energy industry and the Company

•	changes in business strategy, operations or development plans

•	effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry and constraints placed on the Company’s actions by the Public Utility Holding Company Act of 1935

•	adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air quality

•	financial market conditions and performance including, but not limited to, changes in interest rates and in availability and cost of capital and the effects on the Company’s pension plan assets and costs

•	ability to maintain current credit ratings

•	inflation rates

•	effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments

•	impact of terrorist acts

•	increased competition including, but not limited to, retail choice in the electric utility industry and the entry of new competitors

•	ability to carry out marketing and sales plans

•	weather conditions including weather-related damage

•	cost, availability and deliverability of fuel

•	ability to achieve generation planning goals and the occurrence of unplanned generation outages

•	delays in the anticipated in-service dates of additional generating capacity

•	nuclear operations

•	ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses

•	performance of projects undertaken by the Company’s non-regulated businesses and the success of efforts to invest in and develop new opportunities, and

•	other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all possible factors.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, and proxy statements and other information with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the SEC’s website (http://www.sec.gov). You may read and copy such material at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus and should be read with the same care. Information that we file later with the SEC that is incorporated by reference into this prospectus will automatically update and supercede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the securities described in this prospectus is completed:

•	Our Current Report on Form 8-K dated February 9, 2004

•	Our Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Amendment No. 1 on Form 10-K/ A (the “2003 Form 10-K/ A”)

      This prospectus is part of a registration statement we have filed with the SEC relating to our securities. As permitted by the SEC’s rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Section or through its website.

      Great Plains Energy’s website is www.greatplainsenergy.com, and KCP&L’s website is www.kcpl.com. Information contained on the companies’ websites is not incorporated herein except to the extent specifically so indicated. Both companies make available, free of charge, on or through their websites, their annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after the companies electronically file such material with, or furnish it to, the SEC. In addition, the companies make available on or through their websites all other reports, notifications and certifications filed electronically with the SEC. You may obtain a free copy of our filings with the SEC by writing or telephoning us at the following address: Great Plains Energy Incorporated, 1201 Walnut, Kansas City, Missouri 64106-2124 (Telephone No.: 816-556-2200) Attention: Executive Vice President — Corporate and Shared Services and Secretary, or by contacting us on our website.

GREAT PLAINS ENERGY INCORPORATED

      Great Plains Energy, a Missouri corporation incorporated in 2001 and headquartered in Kansas City, Missouri, is a public utility holding company registered with and subject to the regulation of the SEC under the Public Utility Holding Company Act of 1935 (35 Act). Through a corporate restructuring consummated on October 1, 2001, Great Plains Energy became the parent company and sole owner of the common stock of Kansas City Power & Light Company (KCP&L). Each outstanding share of KCP&L stock was exchanged for a share of Great Plains Energy stock. As a result, Great Plains Energy replaced KCP&L as the listed entity on the New York Stock Exchange with the trading symbol GXP. In connection with the reorganization, KCP&L transferred to Great Plains Energy its interest in two wholly owned subsidiaries, KLT Inc. and Great Plains Power Incorporated.

      Great Plains Energy does not own or operate any significant assets other than the stock of its subsidiaries. Great Plains Energy’s direct subsidiaries are KCP&L, KLT Inc., Great Plains Power Incorporated, Innovative Energy Consultants Inc. and Great Plains Energy Services Incorporated.

      KCP&L, headquartered in Kansas City, Missouri, engages in the generation, transmission, distribution and sale of electricity. KCP&L serves almost 490,000 customers located in all or portions of 24 counties in western Missouri and eastern Kansas. Customers include over 430,000 residences, over 55,000 commercial firms, and almost 2,500 industrials, municipalities and other electric utilities. Missouri jurisdictional retail revenues averaged 58% of KCP&L’s total retail revenue over the last three years. Kansas jurisdictional retail revenues averaged 42% of KCP&L’s total retail revenue over the period from 2002 through 2003. KCP&L’s retail revenues averaged 87% of its total operating revenues over the period 2002 through 2003. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of utility revenues. KCP&L is significantly impacted by seasonality with over one-third of its retail revenues typically recorded in the third quarter. KCP&L’s total electric revenues accounted for approximately 49%, 54% and 66% of Great Plains Energy’s consolidated revenues in 2003, 2002 and 2001, respectively.

      KLT Inc. is an intermediate holding company that primarily holds, directly or indirectly, interests in Strategic Energy, L.L.C. (Strategic Energy), KLT Gas Inc. (KLT Gas), and affordable housing limited partnerships. Strategic Energy provides retail electricity services in several electricity markets offering retail choice. KLT Gas explores for, develops and produces unconventional natural gas resources, including coalbed methane properties. In February 2004, the Company disclosed its intent to exit the gas business. Effective the first quarter of 2004, Great Plains Energy will reflect KLT Gas as discontinued operations in its consolidated financial statements. KLT Inc. indirectly held a majority ownership in DTI Holdings, Inc. (Holdings) and its subsidiaries, Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. (DTI). DTI provided telecommunications access and connectivity to secondary and tertiary markets. On December 31, 2001, Holdings and its subsidiaries filed separate voluntary petitions in the Bankruptcy Court for the Eastern District of Missouri for reorganization under Chapter 11 of the U.S. Bankruptcy Code, which cases have been procedurally consolidated. In December 2002, Digital Teleport entered into an agreement to sell substantially all of its assets (Asset Sale) to CenturyTel Fiber Company II, LLC (CenturyTel), a nominee of CenturyTel, Inc. The Asset Sale was approved by the Bankruptcy Court in 2003 and closed in 2003.

      Innovative Energy Consultants Inc. is an intermediate holding company that holds an indirect interest in Strategic Energy.

      Great Plains Energy holds its approximately 89% indirect interest in Strategic Energy through KLT Inc. and Innovative Energy Consultants Inc. Pursuant to a letter agreement dated February 9, 2004, Great Plains Energy agreed to purchase through Innovative Energy Consultants Inc. an additional 11.44% interest in Strategic Energy. With this purchase, Great Plains Energy will indirectly own over 99% of Strategic Energy. The remaining 0.00001% interest in Strategic Energy will continue to be held by SE Holdings, L.L.C.

      Strategic Energy provides retail electricity services by entering into long-term contracts with its customers to supply electricity. In return, Strategic Energy receives an ongoing management fee, which is included in the contracted sales price for the electricity. Of the states that offer retail choice, Strategic Energy operates in California, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Texas. Strategic Energy is targeting expansion into Connecticut and Maryland in 2004, as well as expansion into additional utility territories in Ohio and Texas. At December 31, 2003, Strategic Energy provided retail electricity services to a diverse customer base totaling over 6,800 customers representing approximately 48,000 commercial, institutional and small manufacturing accounts. Strategic Energy also provides strategic planning and consulting services in the natural gas and electricity markets. Strategic Energy’s total revenues accounted for approximately 51%, 42% and 28% of Great Plains Energy’s consolidated revenues in 2003, 2002 and 2001, respectively.

      Great Plains Power Incorporated focuses on the development of wholesale generation. Management decided during 2002 to limit the operations of Great Plains Power Incorporated to the siting and permitting process that began in 2001 for potential new generation until market conditions improve or the Company makes further changes in its business strategy. The siting and permitting process is currently focused on two potential new generation sites. Great Plains Power Incorporated has made no significant investments to date.

      Great Plains Energy Services Incorporated was formed in 2003 to provide services at cost to Great Plains Energy and certain of its subsidiaries, including KCP&L, as a service company under the 35 Act.

v

RISK FACTORS

      You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus and any accompanying prospectus supplement, before making an investment in the securities. The risks and uncertainties described below are not the only ones facing our company. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results, and are often beyond our control. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

We are exposed to commodity price risk.

      Certain of our subsidiaries engage in the wholesale and retail marketing of electricity and, accordingly, are exposed to risks associated with the price of electricity. We routinely enter into contracts to purchase and sell electricity in Strategic Energy’s normal course of business. In addition, KCP&L purchases power as part of its load management operations. KLT Gas invests in natural gas properties and sells natural gas, the value of which is impacted by fuel prices. Additionally, since less than 1% of KCP&L’s revenues include an automatic fuel adjustment provision, we are exposed to risk from changes in the market prices of coal and natural gas used to generate power.

      We manage one form of our exposure to commodity prices through the structure of our commercial contracts for purchase and delivery of coal, KCP&L’s predominant fuel source. About half of KCP&L’s delivered cost of coal is for rail transportation. We enter into long-term freight contracts to reduce the degree of variability in the delivered cost of coal. We also manage coal price risk in some cases by using short- and intermediate-term fixed price contracts. We also manage commodity risk by establishing risk limits and entering into contracts to offset some of our positions to balance energy supply and demand at Strategic Energy and to protect ourselves from volatility in the price of natural gas at KCP&L and KLT Gas. We do not, however, hedge the entire exposure of our operations from commodity price volatility. As a consequence, our results of operations and financial position may be materially impacted by changes in the cost of electricity, gas and coal.

We cannot assure future dividend payments.

      As a holding company with no significant operations of our own, the primary source of funds for payment of dividends to our shareholders and our financial obligations is dividends our subsidiaries pay to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans or other payment. The ability of our subsidiaries to pay dividends or make distributions to us, and, accordingly, our ability to pay dividends on our common stock and meet our financial obligations, will depend on the actual and projected earnings and cash flow, capital requirements, and general financial condition of our subsidiaries, as well as on regulatory factors, financial covenants, general business conditions, and other matters.

We are subject to new environmental laws and the incurrence of environmental liabilities.

      Our operations are subject to extensive regulation relating to environmental protection. New environmental laws and regulations affecting our operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to us or our facilities, which may substantially increase our environmental expenditures in the future. In addition, we may not be able to recover all of our costs for environmental expenditures through rates at current levels in the future. Under current law, we are also generally responsible for any on-site liabilities associated with the environmental condition of our facilities that we have previously owned or operated, regardless of whether the liabilities arose before, during or after the time we owned or operated the facilities. The incurrence of a material environmental liability, without related rate recovery, could have a material adverse effect on our results of operations and financial condition.

We have nuclear exposure.

      KCP&L owns 47% of Wolf Creek Nuclear Operating Corporation, the operating company for the Wolf Creek Generating Station (Wolf Creek) located in Coffey County, Kansas. KCP&L’s share of Wolf Creek’s generating capacity is 548 megawatts which makes it KCP&L’s second largest generating facility, representing approximately 20% of estimated 2004 baseload capacity and about 24% of annual Mwh generation over the past three years. Over this same period, the facility has operated at 92% capacity.

      Wolf Creek has the lowest fuel cost per mmBtu of any of KCP&L’s generating units. An extended shut-down of Wolf Creek could have a substantial adverse effect on KCP&L’s business, financial condition and results of operations because of higher replacement power and other costs. Although not expected, the Nuclear Regulatory Commission could impose an unscheduled plant shut-down, reacting to safety concerns at the plant or other similar nuclear units. If a long-term shut-down occurred, the state regulatory commissions could reduce rates by excluding the Wolf Creek investment from rate base.

      Ownership and operation of a nuclear generating unit exposes KCP&L to risks regarding decommissioning costs at the end of the unit’s life and to potential retrospective assessments and property losses in excess of insurance coverage. KCP&L contributes about $3 million annually to a tax-qualified trust fund to be used to decommission Wolf Creek. This funding level assumes a projected level of return on trust assets. If the actual return on trust assets is below the anticipated level, KCP&L could be responsible for the balance of funds required. If returns are lower than the expected level, however, KCP&L believes a rate increase would be allowed to ensure full recovery of decommissioning costs over the remaining life of the unit.

Our results are affected by KCP&L wholesale electricity sales.

      A significant portion of our subsidiary KCP&L’s consolidated revenues come from wholesale electricity sales. KCP&L’s ability to maintain or increase its level of wholesale sales depends on the wholesale market price, transmission availability and the availability of KCP&L generation for wholesale sales, among other things. Declines in wholesale market price or availability of generation for wholesale sales, or transmission constraints in the wholesale markets, could reduce KCP&L’s wholesale sales and adversely affect our results of operations and financial condition.

Strategic Energy operates in competitive electricity markets.

      Strategic Energy provides retail electricity services in approximately half of the States that offer retail choice. Strategic Energy has several competitors that operate in most or all of the same states in which Strategic Energy services customers. Some of these competitors also operate in states other than where Strategic Energy has operations. It also faces competition in certain markets from regional suppliers and deregulated utility affiliates formed by holding companies affiliated with regulated utilities to provide retail load in their home market territories. Strategic Energy’s competitors vary in size from small companies to very large corporations, some of which have significantly greater financial, marketing and procurement resources than Strategic Energy. Additionally, Strategic Energy, as well as its other competitors, must compete with the host utility in order to convince customers to switch from the host utility. Our results of operation and financial condition are impacted by the success Strategic Energy has in attracting and retaining customers in these markets.

Strategic Energy has supplier concentration and credit risk.

      Strategic Energy provides retail electricity services by entering into long-term contracts with its customers to supply electricity. In turn, Strategic Energy enters into forward contracts with multiple suppliers of electricity. Strategic Energy’s five largest suppliers under forward supply contracts represented the majority of the total future committed purchases. These five suppliers, or their guarantors, are rated investment grade. However, in the event of a supplier non-delivery or default, Strategic Energy’s results of operations could be affected to the extent the cost of replacement power exceeded the combination of the contracted price with the supplier and the amount of collateral held by Strategic Energy to mitigate its credit risk with the supplier. Strategic Energy’s results of operations could also be affected, in a given period, if it was required to make a payment upon termination of a supplier contract to the extent that the contracted price with the supplier exceeded the market value of the contract at the time of termination.

We have regulatory risks.

      We are a registered holding company system under the 35 Act, as amended, and are subject to certain limitations and approval requirements with respect to matters such as the structure of the holding company system, payment of dividends out of capital, transactions among affiliates, acquisitions, business combinations, the issuance, sale and acquisition of securities, and engaging in business activities not directly related to the utility or energy business.

      KCP&L is regulated by the Missouri Public Service Commission and The State Corporation Commission of the State of Kansas (KCC) with respect to retail rates, accounting matters, standards of service and, in certain cases, the issuance of securities, certification of facilities and service territories. KCP&L has agreed to file a rate case with the KCC by May 15, 2006. KCP&L is also subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Nuclear Regulatory Commission.

      Strategic Energy is a participant in the wholesale electricity and transmission markets, and is subject to FERC regulation. Additionally, Strategic Energy is subject to regulation by state regulatory agencies in states where it has retail customers. Each state has a public utilities commission that publishes rules related to retail choice. Each state’s rules are distinct and may conflict. These rules do not restrict the amount Strategic Energy can charge for its services, but can have an impact on Strategic Energy’s ability to profitably serve in each state.

      Failure to obtain in a timely manner adequate rates or regulatory approvals, adoption of new regulations by these Federal or State agencies, or changes to current regulations and interpretations of such regulations may materially affect our business and our results of operations and financial condition.

Changes in our ratings may have a negative impact on us.

      We and certain of our securities are rated by Moody’s Investors Services, Inc. and Standard & Poor’s Rating Services. These ratings impact our cost of funds and those of our subsidiaries and our ability to provide credit support for our subsidiary Strategic Energy. Our current ratings are included in the information incorporated by reference in this prospectus.

Our financial statements reflect the application of critical accounting policies.

      The application of our critical accounting policies reflect complex judgments and estimates. These policies include industry-specific accounting applicable to regulated public utilities and accounting for pensions, contingencies, long-lived assets, derivative instruments, goodwill and leases. The adoption of new generally accepted accounting policies or changes to current accounting policies or interpretations of such policies may materially affect our results of operations and financial condition.

USE OF PROCEEDS

      Unless we inform you otherwise in a supplement to this prospectus, we anticipate using any net proceeds received by us from the sale of the offered securities for general corporate purposes, including, among others:

•	Repayment of short term debt,

•	Repurchase, retirement or refinancing of other securities,

•	Acquisitions, and

•	Investments in subsidiaries.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

Year Ended December 31,

2003	2002	2001		2000	1999

3.52	2.92	(a	)	3.02	2.38

(a)	A $68.7 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of net income before extraordinary item, cumulative effect of changes in accounting principles, losses from equity investments and minority interest in consolidated subsidiaries with fixed charges plus interest charges (excluding the reduction for capitalized interest), income taxes, and the estimated interest components of rents. “Fixed charges” consist of interest charges (excluding the reduction for capitalized interest) and the estimated interest components of rents.

DESCRIPTION OF DEBT SECURITIES

      General. The senior debt securities and the subordinated debt securities, which we refer to collectively as the debt securities, will represent unsecured obligations of the Company. We may issue one or more series of debt securities directly to the public, to a trust or as part of a stock purchase unit from time to time. We expect that each series of senior debt securities or subordinated debt securities will be issued as a new series of debt securities under one of two separate indentures, as each may be amended or supplemented from time to time. We will issue the senior debt securities in one or more series under a senior indenture that we will enter into with The Bank of New York, as trustee. We will issue the subordinated debt securities in one or more series under a subordinated indenture between a trustee and us. The form of the senior indenture, the form of the subordinated indenture and the form of supplemental indenture or other instrument establishing the debt securities of a particular series are filed as exhibits to, or will be subsequently incorporated by reference in, the registration statement of which this prospectus is a part. Each indenture will be qualified under the Trust Indenture Act of 1939 (Trust Indenture Act). The following summaries of certain provisions of the senior indenture, the subordinated indenture and the applicable debt securities do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the senior indenture or the subordinated indenture, as the case may be, and the applicable debt securities. We may also sell hybrid or novel securities now existing or developed in the future that combine certain features of the debt securities and other securities described in this prospectus. We may be required to obtain the approval of the SEC under the 35 Act before we can issue and sell certain of these securities.

      We may authorize the issuance and provide for the terms of a series of debt securities by or pursuant to a resolution of our Board of Directors or any duly authorized committee thereof or pursuant to a supplemental indenture or to a company order, as described in the indentures. There will be no requirement under either the senior indenture or the subordinated indenture that our future issuances of debt securities be issued exclusively under either indenture. We will be free to employ other indentures or documentation containing provisions different from those included in either indenture or applicable to one or more issuances of senior debt securities or subordinated debt securities, as the case may be, in connection with future issuances of other debt securities. The senior indenture and the subordinated indenture will provide that the applicable debt securities will be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the senior debt securities or the subordinated debt securities of that series, as the case may be, for issuances of additional senior debt securities or subordinated debt securities of that series, as applicable. One or more series of the debt securities may be issued with the same or various maturities at par, above par or at a discount. Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the market rate (“Original Issue Discount

Securities”) will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the prospectus supplement relating thereto. Unless otherwise described in the applicable prospectus supplement, neither indenture described above will limit the aggregate amount of debt, including secured debt, we or our subsidiaries may incur. Both indentures will also permit us to merge or consolidate or to transfer our assets, subject to certain conditions (see “Consolidation, Merger and Sale” below).

      Ranking. The senior debt securities will be our direct unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated debt. As of December 31, 2003, our aggregate outstanding debt that would have ranked equally with the senior debt securities was approximately $87 million. In addition, we have been granted authority by the SEC to issue up to $600 million of guarantees for the benefit of our non-utility subsidiaries and expect to have such guarantees outstanding from time to time in various aggregate amounts. The subordinated debt securities will be our direct unsecured general obligations and will be junior in right of payment to our Senior Indebtedness, as described under the heading “— Subordination of Subordinated Debt Securities.”

      Great Plains Energy is a holding company that derives substantially all of its income from its operating subsidiaries. As a result, our cash flows and consequent ability to service our debt, including the debt securities, are dependent upon the earnings of our subsidiaries and distribution of those earnings to us and other payments or distributions of funds by our subsidiaries to us, including payments of principal and interest under intercompany indebtedness. Our operating subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions (except for payments required pursuant to the terms of intercompany indebtedness) to us or to otherwise pay amounts due with respect to the debt securities or to make specific funds available for such payments. Furthermore, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt at the subsidiary level because, as the common shareholder of our subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. As of December 31, 2003, our subsidiaries had approximately $1.34 billion of aggregate outstanding debt.

      Provisions of a Particular Series. The prospectus supplement applicable to each issuance of debt securities will specify, among other things:

•	the title and any limitation on aggregate principal amount of the debt securities;

•	the original issue date of the debt securities;

•	the date or dates on which the principal of any of the debt securities is payable;

•	the fixed or variable interest rate or rates, or method of calculation of such rate or rates, for the debt securities, and the date from which interest will accrue;

•	the terms, if any, regarding the optional or mandatory redemption of any debt securities, including the redemption date or dates, if any, and the price or prices applicable to such redemption;

•	the denominations in which such debt securities will be issuable;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which any debt securities may be repaid, in whole or in part, at the option of the holder thereof;

•	the place or places where the principal of, and premium, if any, and interest, if any, on the debt securities shall be payable;

•	the obligation, if any, of the Company to redeem, purchase, or repay the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities shall be redeemed, purchased, or repaid pursuant to such obligation;

•	whether the debt securities are to be issued in whole or in part in the form of one of more global securities and, if so, the identity of the Depositary for such global security or global securities;

•	the place or places where the principal of, and premium, if any, and interest, if any, shall be payable;

•	any addition to the events of default applicable to that series of debt securities and the covenants for the benefit of the holders of that series;

•	any remarketing features of the debt securities;

•	any collateral, security, assurance, or guarantee for the debt security;

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the debt securities;

•	the securities exchange(s), if any, on which the debt securities will be listed;

•	the terms, if any, pursuant to which debt securities may be converted into or exchanged for shares of our capital stock or other securities;

•	any interest deferral or extension provisions;

•	the applicability of or any change in the subordination provisions for a series of debt securities;

•	the terms of any warrants we may issue to purchase debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

      Subordination. The subordinated debt securities will be subordinate and junior in right of payment to all of our Senior Indebtedness, as defined below.

      No payment of principal of (including redemption and sinking fund payments), premium, if any, or interest on, the subordinated debt securities may be made if any Senior Indebtedness is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or the maturity of any Senior Indebtedness has been accelerated because of a default and such acceleration has not been rescinded or annulled.

      Upon any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all Senior Indebtedness must be paid in full before the holders of the subordinated debt securities are entitled to receive or retain any payment. The rights of the holders of the subordinated debt securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the subordinated debt securities are paid in full. If provided in the applicable prospectus supplement, limited subordination periods may apply in the event of non-payment defaults relating to Senior Indebtedness in situations where there has not been an acceleration of Senior Indebtedness.

      As defined in the subordinated indenture, the term “Senior Indebtedness” means:

(1) obligations (other than non-recourse obligations, the indebtedness issued under the subordinated indenture and other indebtedness which is either effectively by its terms or expressly made subordinate to or pari passu with the subordinated debt securities) of, or guaranteed (except to the extent our payment obligations under any such guarantee are subordinate to or pari passu with the subordinated debt securities) or assumed by, us for

•	borrowed money (including both senior and subordinated indebtedness for borrowed money (other than the subordinated debt securities)); or

•	the payment of money relating to any lease which is capitalized on our balance sheet in accordance with generally accepted accounting principles as in effect from time to time; or

(2) indebtedness evidenced by bonds, debentures, notes or other similar instruments, and in each case, amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligations with Senior Indebtedness, whether existing as of the date of the subordinated indenture or subsequently incurred by us.

      The subordinated indenture will not limit the aggregate amount of Senior Indebtedness that we may issue. As of December 31, 2003, our outstanding Senior Indebtedness totaled approximately $87 million.

      Registration, Transfer and Exchange. Unless otherwise indicated in the applicable prospectus supplement, each series of debt securities, other than debt securities issued to a trust, will initially be issued in the form of one or more global securities, in registered form, without coupons, as described under “Book-Entry System.” The global securities will be registered in the name of a depository, or its nominee, and deposited with, or on behalf of, the depository. Except in the circumstances described under “Book-Entry System,” owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of any debt securities and will not be considered the registered holders thereof under the applicable indenture.

      Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Subject to the terms of the applicable indenture and the limitations applicable to global securities, debt securities may be presented for exchange or registration of transfer — duly endorsed or accompanied by a duly executed instrument of transfer — at the office of any transfer agent we may designate for such purpose, without service charge but upon payment of any taxes and other governmental charges, and upon satisfaction of such other reasonable requirements as are described in the applicable indenture.

      Unless otherwise indicated in the applicable prospectus supplement, the transfer agent will be the trustee under the applicable indenture. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

      Payment and Paying Agents. Principal of and interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described under “Book-Entry System.”

      Unless otherwise indicated in the applicable prospectus supplement, the principal of and any premium and interest on debt securities of a particular series in the form of certificated securities will be payable at the office of the applicable trustee or at the authorized office of any paying agent or paying agents upon presentation and surrender of such debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. Unless otherwise indicated in the applicable prospectus supplement, interest on the debt securities of a particular series, other than interest at maturity, that are in the form of certificated securities will be paid by check payable in clearinghouse funds mailed to the person entitled thereto at such person’s address as it appears on the register for such debt securities maintained by the applicable trustee. All monies we pay to a trustee or a paying agent for the payment of the principal of, and premium or interest, if any, on, any debt security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment thereof. However, any such payment shall be subject to escheat pursuant to state abandoned property laws.

      Redemption. Any terms for the optional or mandatory redemption of the debt securities will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, debt securities will be redeemable by us only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption, and, if less than all the debt securities of a series are to be redeemed, the particular debt securities to be redeemed will be selected by such method as shall be provided for any particular series, or in the absence of any such provision, by the trustee in such manner as it shall deem fair and appropriate.

      Any notice of redemption at our option may state that such redemption will be conditional upon receipt by the trustee or the paying agent or agents, on or prior to the dated fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on, such debt securities and that if such money has not been so received, such notice will be of no force and effect and we will not be required to redeem such debt securities.

      Consolidation, Merger and Sale or Disposition of Assets. We may, without the consent of the holders of any debt securities, consolidate with or merge into any other corporation or sell or otherwise dispose of our properties as or substantially as an entirety to any person, provided that:

•	the successor or transferee corporation or the person which receives such properties pursuant to such sale, transfer or other disposition is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

•	the successor or transferee corporation or the person which receives such properties pursuant to such sale, transfer or other disposition assumes by supplemental indenture the due and punctual payment of the principal of and premium and interest, if any, on all the debt securities outstanding under each indenture and the performance of every covenant of each indenture to be performed or observed by us;

•	we have delivered to the trustees for such debt securities an officer’s certificate and an opinion of counsel as will be provided in each of the indentures; and

•	immediately after giving effect to the transaction, no Event of Default (see “Events of Default”) or event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing.

      Upon any such consolidation, merger, sale, transfer or other disposition of our properties (except transfers related to a lease of our properties) as or substantially as an entirety, the successor corporation formed by such consolidation or into which we are merged or the person to which such sale, transfer or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the applicable indenture with the same effect as if such successor corporation or person had been named as us therein, and we will be released from all obligations under the applicable indenture.

      Certain of the indentures for debt securities issued or to be issued by KCP&L provide that the sale, conveyance or other transfer by KCP&L of its facilities for the generation of electric energy to any affiliate of KCP&L, shall not be subject to other restrictions on sales, conveyances, or other transfers provided that the facilities shall not in the aggregate represent assets with a depreciated value on the books of KCP&L in excess of 65% of the depreciated value of KCP&L’s total assets as set forth in its most recent report filed on Form 10-K or 10-Q as of the date of the sale, conveyance, or other transfer.

      Modification. Without the consent of any holder of debt securities, the trustee for such debt securities and we may enter into one or more supplemental indentures for any of the following purposes:

•	to supply omissions, cure any ambiguity or inconsistency or correct defects, which actions, in each case, are not prejudicial to the interests of the holders of debt securities of any series in any material respect;

•	to change or eliminate any provision of the applicable indenture, provided that any such change or elimination will become effective with respect to such series only when there is no debt security of such series outstanding created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision, or such change or elimination is applicable only to debt securities of such series issued after the effective date of such change or elimination;

•	to establish the form or terms of debt securities of any series as permitted by the applicable indenture;

•	to evidence the assumption of our covenants in the applicable indenture and the debt securities by any permitted successor;

•	to grant to or confer upon the trustee for any debt securities for the benefit of the holders of such debt securities, any additional rights, remedies, powers or authority;

•	to permit the trustee for any debt securities to comply with any duties imposed upon it by law;

•	to specify further the duties and responsibilities of, and to define further the relationship among, the trustee for any debt securities, any authenticating agent and any paying agent, and to evidence the succession of a successor trustee as permitted under the applicable indenture;

•	to add to our covenants for the benefit of the holders of all or any series of outstanding debt securities, to add to the security of all debt securities, to surrender any right or power conferred upon us by the applicable indenture or to add any additional events of default with respect to all or any series of outstanding debt securities; and

•	to make any other change that is not prejudicial to the holders of any debt securities.

      Except as provided above, the consent of the holders of a majority in aggregate principal amount of either the senior debt securities or the subordinated debt securities, as the case may be, of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the applicable indenture pursuant to one or more supplemental indentures or of modifying or waiving in any manner the rights of the holders of the applicable debt securities; provided, however, that if less than all of the series of senior debt securities or subordinated debt securities outstanding, as the case may be, are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding applicable debt securities of all series so directly affected, considered as one class, will be required.

      Notwithstanding the foregoing, no such amendment or modification may, without the consent of each holder of outstanding debt securities affected thereby:

•	change the maturity date of the principal of any debt security;

•	reduce the principal amount of, or premium payable on, any debt security;

•	reduce the rate of interest or change the method of calculating such rate, or extend the time of payment of interest, on any debt security;

•	change the coin or currency of any payment of principal of, or any premium or interest on any debt security;

•	change the date on which any debt security may be redeemed or adversely affect the rights of a holder to institute suit for the enforcement of any payment of principal of or any premium or interest on any debt security; or

•	modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to modify or amend the applicable indenture or to waive any past default.

      A supplemental indenture which changes or eliminates any covenant or other provision of the applicable indenture which has expressly been included solely for the benefit of one or more series of debt securities, or which modifies the rights of the holders of debt securities of such series with respect to such covenant or provision, will be deemed not to affect the rights under the applicable indenture of the holders of the debt securities of any other series.

      Events of Default. Unless specifically deleted in a supplemental indenture or Board resolution under which a series of debt securities is issued, or modified in any such supplemental indenture, each of the following will constitute an event of default under the senior indenture or the subordinated indenture with respect to senior debt securities or subordinated debt securities, as the case may be, of any series:

•	failure to pay principal of or premium, if any, on any debt security of such series, as the case may be, within one day after the same becomes due and payable;

•	failure to pay interest on the debt securities of such series within 30 days after the same becomes due and payable;

•	failure to perform or breach of any of our other covenants or warranties in the applicable indenture (other than a covenant or warranty solely for the benefit of one or more series of debt securities other than such series) for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 33% in aggregate principal amount of the outstanding applicable debt securities of such series;

•	certain events of bankruptcy, insolvency, reorganization, assignment or receivership; or

•	any other event of default specified in the applicable prospectus supplement with respect to debt securities of a particular series.

No event of default with respect to the debt securities of a particular series necessarily constitutes an event of default with respect to the debt securities of any other series issued under the applicable indenture.

      If an event of default with respect to any series of debt securities occurs and is continuing, then either the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, by notice in writing, may declare the principal amount of and interest on all of the debt securities of such series to be due and payable immediately; provided, however, that if an event of default occurs and is continuing with respect to more than one series of debt securities under a particular indenture, the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding debt securities of all such series, considered as one class, may make such declaration of acceleration and not the holders of the debt securities of any one of such series.

      At any time after an acceleration with respect to the debt securities of any series has been declared, but before a judgment or decree for the payment of the money due has been obtained, the event or events of default giving rise to such acceleration will be waived, and the acceleration will be rescinded and annulled, if

•	we pay or deposit with the trustee for such series a sum sufficient to pay all matured installments of interest on all debt securities of such series, the principal of and premium, if any, on the debt securities of such series which have become due otherwise than by acceleration and interest thereon at the rate or rates specified in such debt securities, interest upon overdue installments of interest at the rate or rates specified in such debt securities, to the extent that payment of such interest is lawful, and all amounts due to the trustee for such series under the applicable indenture; and

•	any other event or events of default with respect to the debt securities of such series, other than the nonpayment of the principal of and accrued interest on the debt securities of such series which has become due solely by such acceleration, have been cured or waived as provided in the applicable indenture.

However, no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or impair any related right.

      Subject to the provisions of the applicable indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee generally will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable security or indemnity satisfactory to it. Subject to such provisions for the indemnification of the trustee and certain other limitations contained in the applicable indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series; provided, however, that if an event of default occurs and is continuing with respect to more than one series of debt securities, the holders of a majority in aggregate principal amount of the outstanding debt securities of all those series, considered as one class, will have the right to make such direction, and not the holders of the debt securities of any one series. Any direction provided by the holders shall not be in conflict with any rule of law or with the senior indenture or the subordinated indenture, as the case may be, and will not involve the trustee in personal liability in circumstances where reasonable indemnity would not, in the trustee’s sole discretion, be adequate and the trustee may take any other action it deems proper that is not inconsistent with such direction.

      The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the applicable indenture on behalf of all holders of debt securities of that series with respect to the debt securities of that series, except a default in the payment of principal of or any premium or interest on such debt securities. No holder of debt securities of any series may institute any proceeding with respect to the applicable indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless such holder has previously given to the trustee for such series written notice of a continuing event of default with respect to the debt securities of such series, the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default has occurred and is continuing, considered as one class, have made written request to the trustee for such series to institute such proceeding and have offered reasonable indemnity, and the trustee for such series has failed to institute such proceeding within 60 days after such notice, request and offer. Furthermore, no holder of debt securities of any series will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders of those debt securities.

      Notwithstanding the foregoing, each holder of debt securities of any series has the right, which is absolute and unconditional, to receive payment of the principal of and premium and interest, if any, on such debt securities when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of that holder of debt securities.

      The trustee, within 90 days after it receives notice of the occurrence of a default with respect to the debt securities of any series, is required to give the holders of the debt securities of that series notice of such default, unless cured or waived, but, except in the case of default in the payment of principal of, or premium, if any, or interest on, the debt securities of that series, the trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so. We will be required to deliver to the trustees for the debt securities each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, we are in compliance with all conditions and covenants under the applicable indenture, determined without regard to any period of grace or requirement of notice under such indenture.

      Defeasance and Discharge. Unless the applicable prospectus supplement states otherwise, we may elect either:

1.	to defease and be discharged from any and all obligations in respect of the debt securities of any series then outstanding under the applicable indenture (except for certain obligations to register the transfer or exchange of the debt securities of such series, replace stolen, lost or mutilated notes, maintain paying agencies and hold monies for payment in trust); or

2.	to be released from the obligations of the senior indenture with respect to the senior debt securities of any series or the subordinated indenture with respect to the subordinated debt securities of any series under any covenants applicable to the debt securities of such series which are subject to covenant defeasance as described in the supplemental indenture or other instrument establishing such series.

      In the case of either (1) or (2), we are required to deposit, in trust, with the applicable trustee money or U.S. government obligations, which through the payment of interest on those obligations and principal of those obligations in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of, premium, if any, and interest on the debt securities of such series on the dates payments are due (which may include one or more redemption dates designated by us). This trust may only be established if, among other things, (A) no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the applicable indenture has occurred and is continuing on the date of the deposit, (B) the deposit will not cause the trustee to have any conflicting interest with respect to our other securities and (C) we have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes (and, in the case of paragraph (1) above, such opinion of counsel is based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) as a result of the deposit or defeasance and will be subject to federal income tax in the same amounts, in the same manner and at the same times as if the deposit and defeasance had not occurred.

      We may exercise our defeasance option under paragraph (1) with respect to debt securities of any series notwithstanding our prior exercise of our covenant defeasance option under paragraph (2). If we exercise our defeasance option for debt securities of any series, payment of the debt securities of such series may not be accelerated because of a subsequent event of default. If we exercise our covenant defeasance option for debt securities of any series, payment of the debt securities of such series may not be accelerated by reference to a subsequent breach of any of the covenants noted under paragraph (2). In the event we fail to comply with our remaining obligations with respect to the debt securities of any series under the applicable indenture after exercising our covenant defeasance option and the debt securities of such series are declared due and payable because of the subsequent occurrence of any event of default, the amount of money and U.S. government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from that event of default. However, we will remain liable for those payments.

      Resignation or Removal of Trustee. The trustee may resign at any time upon written notice to us specifying the day upon which the resignation is to take effect and such resignation will take effect immediately upon the later of the appointment of a successor trustee and such specified day. The trustee may be removed at any time with respect to debt securities of any series by an instrument or concurrent instruments in writing filed with the trustee and signed by the holders, or their attorneys-in-fact, of a majority in aggregate principal amount of that series of debt securities then outstanding. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the trustee upon notice to the holder of each debt security outstanding and the trustee, and appointment of a successor trustee.

      Concerning the Trustee for Senior Debt Securities. As of December 31, 2003, The Bank of New York, which will be the trustee under the senior indenture, was the trustee for $991.9 million of KCP&L’s secured and unsecured debt under seven separate indentures executed between 1992 and 2002. The Bank of New York is also a depository for funds and performs other services for, and transacts other banking business with our affiliates and us in the normal course and may do so in the future. Each indenture will provide that our obligations to compensate the trustee and reimburse the trustee for expenses, disbursements and advances will be secured by a lien prior to that of the applicable debt securities upon the property and funds held or collected by the trustee as such.

      Governing Law. The senior indenture, the subordinated indenture and the related debt securities will be governed by New York law.

DESCRIPTION OF TRUST PREFERRED SECURITIES

      This prospectus describes certain general terms of the trust preferred securities. The trust preferred securities will be issued by one or more statutory trusts which we will form under Delaware law prior to such issuance. At that time, we intend to amend the registration statement of which this prospectus is a part to include each trust issuer as a registrant for purposes of issuing and selling trust preferred securities of that trust. At the time trust preferred securities are to be issued, the original trust agreement will be amended and restated, to be effective at the time of such issuance. The form of amended and restated trust agreement is filed as an exhibit to the registration statement of which this prospectus is a part. The amended and restated trust agreement, which we will refer to in this prospectus as the “trust agreement,” for each trust will be qualified as an indenture under the Trust Indenture Act. You should read the form of amended and restated trust agreement for provisions that may be important to you. When we offer to sell a particular series of trust preferred securities, we will describe the specific terms of that series in a prospectus supplement. The trust preferred securities will be issued pursuant to the related trust agreements, which we have summarized below. This summary is not complete.

      General. Each trust will exist for the exclusive purposes of:

•	issuing two classes of trust securities — trust preferred securities and trust common securities (collectively, the “trust securities”) — which together represent undivided beneficial interests in the assets of the trust;

•	investing the gross proceeds of the trust securities in our debt securities;

•	making distributions; and

•	engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

      Our debt securities will be the sole assets of each trust, and our payments under the debt securities will be the sole revenue of each trust. No separate financial statements of any trust will be included in this prospectus. We consider that these financial statements would not be material to holders of the trust preferred securities because no trust would have any independent operations and the only purposes of each trust are those described above. We do not expect that any trust will be filing annual, quarterly or special reports with the SEC. The principal place of business of each trust will be c/o Great Plains Energy Incorporated, 1201 Walnut, Kansas City, Missouri 64106.

      Each trust will exist until terminated as provided in its trust agreement. The administrators and trustees of each trust will be:

•	two of our employees or officers or two employees or officers of our affiliates as administrators (the “administrators”);

•	a financial institution that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act (the “property trustee”); and

•	one trustee with its principal place of business in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act (the “Delaware trustee”).

      The trust agreement will authorize the administrators to issue two classes of trust securities: trust preferred securities and trust common securities. We will own all of the trust common securities issued by each trust, which will rank equally in right of payment with the trust preferred securities issued by the respective trust. However, if an event of default occurs and is continuing under the trust agreement, rights of the holders of the trust common securities to payment for distributions and otherwise will be subordinated to the rights of the holders of the trust preferred securities. We will acquire trust common securities of each trust in a total liquidation amount of a to-be determined percentage of the total capital of the trust.

      Proceeds from the sale of both the trust preferred securities and the trust common securities issued by each trust will be used to purchase our debt securities, which will be held in trust by the property trustee for the benefit of the holders of the trust securities issued by the respective trust. We will guarantee the payments of distributions and payments of redemption or liquidation with respect to the trust preferred securities issued by each trust, but only to the extent the respective trust has funds legally available for and cash sufficient to make those payments and has not made the payments. See “Description of Guarantees” below.

      Each guarantee, when taken together with our obligations under the related debt securities, the related indenture and the related trust agreement, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by the respective trust. The trust preferred securities will have the terms, including distributions, redemption, voting, liquidation rights and other rights or restrictions that will be described in the related trust agreement or made part of it by the Trust Indenture Act or the Delaware Statutory Trust Act.

      Provisions of a Particular Series. Each trust may issue only one series of trust preferred securities. The applicable prospectus supplement will set forth the principal terms of the trust preferred securities that will be offered, including:

•	the name of the trust preferred securities;

•	the liquidation amount and number of trust preferred securities issued;

•	the annual distribution rate or rates or method of determining such rate or rates, the payment date or dates and the record dates used to determine the holders who are to receive distributions;

•	the date from which distributions will be cumulative;

•	the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the trust preferred securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions, if any, upon which the debt securities and the related guarantee may be distributed to holders of the trust preferred securities;

•	any securities exchange on which the trust preferred securities will be listed;

•	the terms and conditions, if any, upon which the trust preferred securities may be converted into our securities; and

•	any other relevant rights, covenants, preferences, privileges, limitations or restrictions of the trust preferred securities.

      Terms of the trust preferred securities issued by each trust will mirror the terms of the debt securities held by the respective trust. In other words, the interest rate and interest and other payment dates of each series of debt securities issued to a trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the trust preferred securities of that trust. The prospectus supplement will also set forth whether the debt securities to be issued to a trust will be senior debt securities or subordinated debt securities.

      Distributions. The trust preferred securities represent preferred, undivided, beneficial interests in the assets of the respective trust. The applicable prospectus supplement will state the annual rate, as a percentage of the liquidation amount, at which distributions on each trust preferred security will be payable, the liquidation amount and the dates on which distributions will be payable.

      Each trust will use the proceeds from the issuance and sale of the trust preferred securities to purchase debt securities. The income of a trust available for distribution to holders of the trust preferred securities issued by that trust will be limited to payments under those debt securities. If we do not make payments on the debt securities, a trust will not have funds available to pay distributions or other amounts payable on the trust preferred securities issued by that trust. The payment of distributions and other amounts payable on the trust preferred securities issued by a trust, if and to the extent the trust has funds legally available for and cash sufficient to make such payments, is guaranteed by us as described herein.

      Option to Extend Interest Payment Period. If the applicable prospectus supplement so states, we will have the right to defer the payment of interest on the debt securities at any time or from time to time for a period, which we refer to in this prospectus as an “extension period,” not exceeding 20 consecutive quarterly periods with respect to each extension period. During each extension period we shall have the right to make partial payments of interest on any interest payment date. At the end of each extension period we shall pay all interest then accrued and unpaid. No extension period may extend beyond the stated maturity of the debt securities or end on a date other than an interest payment date. As a consequence of any such deferral, distributions on the trust preferred securities by a trust will be deferred during any such extension period. Distributions to which holders of the trust preferred securities are entitled will accumulate additional distributions at the rate stated in the applicable prospectus supplement. During an extension period, interest will continue to accrue and holders of debt securities, or holders of trust preferred securities while outstanding, will be required to accrue original issue discount income for United States federal income tax purposes.

      Prior to the termination of any extension period, we may further defer the payment of interest, provided that, unless the applicable prospectus supplement states otherwise, no extension period may exceed 20 consecutive quarterly periods or extend beyond the stated maturity of the debt securities. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest shall be due and payable during an extension period, except at its end. We must give the trustee notice of our election of an extension period at least one business day prior to the earlier of the date the distributions on the trust preferred securities would have been payable but for the election to begin such extension period and the date the property trustee is required to give notice to holders of the trust preferred securities of the record date or the date such distributions are payable, but in any event not less than one business day prior to such record date. The property trustee will give notice of our election to begin a new extension period to the holders of the trust preferred securities.

      Registration, Transfer and Exchange. Unless otherwise indicated in the applicable prospectus supplement, each series of trust preferred securities will be issued initially in the form of one or more global securities, in registered form, without coupons, as described under “Book-Entry System.” The global trust preferred securities will be registered in the name of a nominee of The Depository Trust Company, as depository, and deposited with, or on behalf of, the depository. Except in the circumstances described under “Book-Entry System,” owners of beneficial interests in a global trust preferred security will not be entitled to have trust preferred securities registered in their names, will not receive or be entitled to receive physical delivery of any trust preferred securities and will not be considered the registered holders thereof under the related trust agreement.

      Trust preferred securities of any series will be exchangeable for other trust preferred securities of the same series of any authorized denominations of a like aggregate liquidation amount and tenor. Subject to the terms of the trust agreement and the limitations applicable to global securities, trust preferred securities may be presented for exchange or registration of transfer — duly endorsed or accompanied by a duly executed instrument of transfer — at the office of the property trustee, without service charges but upon payment of any taxes and other governmental charges, and upon satisfaction of such other reasonable requirements as are described in the trust agreement. Such transfer or exchange will be effected upon the property trustee being satisfied with the documents of title and identity of the person making the request.

      The property trustee will not be required to issue, register the transfer of, or exchange any trust preferred securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any trust preferred securities called for redemption and ending at the close of business on the day of mailing or register the transfer of, or exchange, any trust preferred securities selected for redemption except, in the case of any trust preferred security to be redeemed in part, the portion thereof not to be so redeemed.

      Payment and Paying Agents. Distributions and other payments on trust preferred securities issued in the form of global securities will be paid in the manner described under “Book-Entry System.”

      Unless otherwise indicated in the applicable prospectus supplement, distributions and other payments with respect to trust preferred securities that are in the form of certificated securities will be made by check mailed to the person entitled thereto at such person’s address as such address appears on the securities register for the trust securities maintained by the property trustee. The paying agent initially will be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrators. If the property trustee is no longer the paying agent, the property trustee will appoint a successor, which must be a bank or trust company reasonably acceptable to the administrators, to act as paying agent. Such paying agent will be permitted to resign as paying agent upon 30 days’ written notice to the property trustee and the administrators at which time the paying agent will return all unclaimed funds and all other funds in its possession to the property trustee.

      Redemption. Upon the repayment or redemption, in whole or in part, of the debt securities held by a trust, the proceeds shall be applied by the property trustee to redeem a Like Amount, as defined below, of the trust securities issued by that trust, upon not less than 30 nor more than 60 days’ notice, unless otherwise indicated in a prospectus supplement, at a redemption price equal to the aggregate liquidation amount of the trust preferred securities plus accumulated but unpaid distributions to but excluding the redemption date and the related amount of the premium, if any, paid by us upon the concurrent redemption of the debt securities. If less than all the debt securities held by a trust are to be repaid or redeemed on a redemption date, then the proceeds from the repayment or redemption shall be allocated to the redemption proportionately of the trust preferred securities and the trust common securities issued by that trust based on the relative liquidation amounts of the classes. The amount of premium, if any, paid by us upon the redemption of all or any part of the debt securities held by a trust to be repaid or redeemed on a redemption date shall be allocated to the redemption proportionately of the trust preferred securities and the trust common securities issued by that trust.

      Unless the applicable prospectus supplement states otherwise, we will have the right to redeem the debt securities held by a trust:

•	on or after the date fixed for redemption as stated in the applicable prospectus supplement, in whole at any time or in part from time to time; or

•	prior to the date fixed for redemption as stated in the applicable prospectus supplement, in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event or an Investment Company Event, each as defined below.

      “Like Amount” means:

•	with respect to a redemption of trust securities, trust securities having a liquidation amount equal to that portion of the principal amount of debt securities to be contemporaneously redeemed in accordance with the applicable indenture, allocated to the trust common securities and to the trust preferred securities based upon the relative liquidation amounts of the classes; and

•	with respect to a distribution of debt securities to holders of trust securities in connection with a dissolution or liquidation of a trust, debt securities having a principal amount equal to the liquidation amount of the trust securities of the holder to whom the debt securities are distributed.

      “Tax Event” means the receipt by a trust of an opinion of counsel to us experienced in relevant matters to the effect that, as a result of any amendment to, or change — including any announced prospective change — in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority of or in the United States, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying these laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance by a trust of trust preferred securities, including, without limitation, any of the foregoing arising with respect to, or resulting from, any proposal, proceeding or other action commencing on or before the date of issuance, there is more than an insubstantial risk that:

•	the trust is, or will be within 90 days of the delivery of the opinion, subject to United States federal income tax with respect to income received or accrued on the debt securities we have issued to that trust;

•	interest payable by us on the debt securities is not, or within 90 days of the delivery of the opinion, will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

•	the trust is, or will be within 90 days of the delivery of the opinion, subject to more than an insubstantial amount of other taxes, duties or other governmental charges.

      “Investment Company Event” means the receipt by a trust of an opinion of counsel to us experienced in these matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change — including any announced prospective change — in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance by that trust of trust preferred securities.

      If and for so long as a trust is the holder of all the debt securities issued by us to that trust, we will pay, with respect to the debt securities, such additional amounts as may be necessary in order that the amount of distributions then due and payable by a trust on the outstanding trust preferred securities and trust common securities of a trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which that trust has become subject, including as a result of a Tax Event.

      Redemption Procedures. Trust preferred securities of a trust redeemed on each redemption date shall be redeemed at the redemption price with the applicable proceeds from the contemporaneous redemption of the debt securities held by that trust. Redemptions of trust preferred securities shall be made and the redemption price shall be payable on each redemption date only to the extent that a trust has funds on hand available for the payment of the redemption price. See also “— Subordination of Trust Common Securities.”

      If a trust gives a notice of redemption in respect of any trust preferred securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are available, in the case of trust preferred securities held in book-entry form, the property trustee will deposit irrevocably with the depository funds sufficient to pay the applicable redemption price and will give the depository irrevocable instructions and authority to pay the redemption price to the holders of the trust preferred securities. With respect to trust preferred securities not held in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the trust preferred securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the trust preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any trust preferred securities called for redemption shall be payable to the holders of the trust preferred securities on the relevant record dates for the related distribution dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of the deposit all rights of the holders of the trust preferred securities so called for redemption will cease, except the right of the holders of the trust preferred securities to receive the redemption price, and any distribution payable in respect of the trust preferred securities, but without interest on the redemption price, and the trust preferred securities will cease to be outstanding. In the event that payment of the redemption price in respect of trust preferred securities called for redemption is improperly withheld or refused and not paid either by a trust or by us pursuant to the guarantee as described under “Description of Guarantees,” distributions on the trust preferred securities will continue to accumulate at the then applicable rate, from the redemption date originally established by a trust for the trust preferred securities it issues to the date the redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

      If less than all the trust preferred securities and trust common securities are to be redeemed on a redemption date, then the aggregate liquidation amount of the trust preferred securities and trust common securities to be redeemed shall be allocated proportionately to the trust preferred securities and the trust common securities based upon the relative liquidation amounts of the classes. The particular trust preferred securities to be redeemed shall be selected on a proportionate basis not more than 60 days prior to the redemption date by the property trustee from the outstanding trust preferred securities not previously called for redemption, or if the trust preferred securities are then held in the form of a global trust preferred security, in accordance with the depository’s customary procedures. The property trustee shall promptly notify the securities registrar for the trust securities in writing of the trust preferred securities selected for redemption and, in the case of any trust preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreements, unless the context otherwise requires, all provisions relating to the redemption of trust preferred securities shall relate, in the case of any trust preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of trust preferred securities which has been or is to be redeemed.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of trust preferred securities to be redeemed at its address appearing on the securities register for the trust securities. Unless we default in payment of the redemption price on the related debt securities, on and after the redemption date interest will cease to accrue on the debt securities or portions of them called for redemption.

      Subordination of Trust Common Securities. If on any distribution date or redemption date a payment event of default with respect to the underlying debt securities has occurred and is continuing, no payment on or in respect of the related trust common securities shall be made unless all amounts due in respect of the related trust preferred securities (including the liquidation amount or redemption price, if applicable) shall have been paid or payment provided for. All funds immediately available to the respective property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the trust preferred securities then due and payable.

      In the case of any event of default, as defined below, resulting from an event of default with respect to the underlying debt securities, the holders of trust common securities will be deemed to have waived any right to act with respect to any event of default under the related trust agreement until the effects of all events of default with respect to the related trust preferred securities have been cured, waived or otherwise eliminated. See “— Events of Default” and “Description of Debt Securities — Events of Default.” Until all events of default under the related trust agreement with respect to the trust preferred securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the trust preferred securities and not on behalf of the holders of the trust common securities, and only the holders of the trust preferred securities will have the right to direct the property trustee to act on their behalf.

      Liquidation Distribution Upon Dissolution. In the event of any liquidation of a trust, the applicable prospectus supplement will state the amount payable on the trust preferred securities issued by that trust as a dollar amount per trust preferred security plus accumulated and unpaid distributions to the date of payment, subject to certain exceptions, which may be in the form of a distribution of the amount in debt securities held by that trust.

      The holders of all the outstanding trust common securities of a trust have the right at any time to dissolve the trust and, after satisfaction of liabilities to creditors of the trust as provided by applicable law, cause the debt securities held by that trust to be distributed in liquidation of the trust to the holders of the trust preferred securities and trust common securities issued by the trust.

      Pursuant to the related trust agreement, unless the applicable prospectus supplement states otherwise, a trust will automatically dissolve upon expiration of its term or, if earlier, will dissolve on the first to occur of:

•	events of bankruptcy, dissolution or liquidation involving us or the holder of the trust common securities, as specified in the trust agreement;

•	the giving by the holder of the trust common securities issued by the trust of written direction to the property trustee to dissolve the trust, which direction, subject to the foregoing restrictions, is optional and wholly within the discretion of the holder of the trust common securities;

•	the redemption of all the trust preferred securities issued by the trust in connection with the repayment or redemption of all the debt securities as described under “— Redemption”; and

•	the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

      If dissolution of a trust occurs as described in the first, second or fourth bullet point above, the trust will be liquidated by the property trustee as expeditiously as the property trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the trust as provided by applicable law, to the holders of the trust securities issued by the trust a Like Amount of the related debt securities. If such distribution is not practical, or, if a dissolution of a trust occurs as described in the third bullet point above, the holders will be entitled to receive out of the assets of the trust available for distribution to holders, after satisfaction of liabilities to creditors of the trust as provided by applicable law, an amount equal to, in the case of holders of the trust preferred securities, the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. In this prospectus we refer to this amount as the “liquidation distribution.” If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on its trust preferred securities shall be paid on a proportionate basis. The holders of the trust common securities issued by the trust will be entitled to receive distributions upon any liquidation proportionately with the holders of the trust preferred securities, except that if a payment event of default has occurred and is continuing on the related debt securities, the trust preferred securities shall have a priority over the trust common securities. See “— Subordination of Trust Common Securities.”

      After the liquidation date is fixed for any distribution of debt securities we have issued to a trust,

•	the trust preferred securities issued by that trust will no longer be deemed to be outstanding,

•	the depository or its nominee, as the registered holder of the trust preferred securities, will receive a registered global certificate or certificates representing the debt securities to be delivered upon the distribution with respect to the trust preferred securities held by the depository or its nominee, and

•	any certificates representing the trust preferred securities not held by the depository or its nominee will be deemed to represent the debt securities having a principal amount equal to the stated liquidation amount of the trust preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the trust preferred securities until the certificates are presented to the security registrar for the trust securities for transfer or reissuance.

      If we do not redeem the debt securities we have issued to a trust prior to the stated maturity and the trust is not liquidated and the debt securities are not distributed to holders of the trust preferred securities issued by that trust, the trust preferred securities will remain outstanding until the repayment of the debt securities and the distribution of the liquidation distribution to the holders of the trust preferred securities.

      There can be no assurance as to the market prices for trust preferred securities or the related debt securities that may be distributed in exchange for trust preferred securities if a dissolution and liquidation of a trust were to occur. Accordingly, the trust preferred securities that an investor may purchase, or the related debt securities that the investor may receive on dissolution and liquidation of a trust, may trade at a discount to the price that the investor paid to purchase the trust preferred securities offered hereby.

      Certain Covenants. In connection with the issuance of trust preferred securities by a trust, we will agree:

•	to continue to hold, directly or indirectly, 100% of the trust common securities of any trust to which debt securities have been issued while such debt securities are outstanding, provided that certain successors that are permitted pursuant to the applicable indenture may succeed to our ownership of the trust common securities;

•	not to voluntarily dissolve, wind up or liquidate a trust to which debt securities have been issued, other than in connection with a distribution of debt securities to the holders of the trust preferred securities in liquidation of a trust or in connection with certain mergers, consolidations or amalgamations permitted by the trust agreements; and

•	to use our reasonable efforts, consistent with the terms and provisions of the trust agreements, to cause each trust to which debt securities have been issued to continue not to be taxable other than as a grantor trust for United States federal income tax purposes.

      Unless the applicable prospectus supplement states otherwise, we will also agree that we will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, (2) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of ours that rank equally with, or junior to, the debt securities (or, with respect to senior deferrable debt securities, make any payment of interest on senior deferrable debt securities with similar deferral provisions or make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities that rank junior to such senior deferrable debt securities), or (3) make any guarantee payments with respect to any guarantee issued by us if such guarantee ranks equally with, or junior to, the debt securities (or, with respect to senior deferrable debt securities, make any guarantee payments with respect to any guarantee issued by us if such guarantee ranks junior to such senior deferrable debt securities), other than, in each case:

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan;

•	as a result of an exchange or conversion of any class or series of our capital stock, or any capital stock of a subsidiary of ours, for any class or series of our capital stock or of any class or series of our then outstanding indebtedness for any class or series of our capital stock;

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged;

•	payments under any guarantee executed and delivered by us concurrently with the issuance of any trust preferred securities;

•	any declaration of a dividend in the form of capital stock in connection with any shareholders’ rights plan, or the issuance of rights to capital stock under any shareholders’ rights plan, or the redemption or repurchase of rights pursuant to any such plan; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of the warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks on a parity with or junior to the stock, if at such time

•	we have actual knowledge of any event that (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the applicable indenture, and (b) we have not taken reasonable steps to cure the same;

•	we are in default with respect to our payment of any obligations under any guarantee executed and delivered by us concurrently with the issuance of any trust preferred securities; or

•	an extension period is continuing.

      We will also agree that, if and for so long as a trust is the holder of all debt securities issued by us in connection with the issuance of trust preferred securities by that trust and that trust is required to pay any additional taxes, duties or other governmental charges, including in connection with a Tax Event, we will pay as additional sums on the debt securities the amounts that may be required so that the distributions payable by that trust will not be reduced as a result of any additional taxes, duties or other governmental charges.

      Events of Default. Any one of the following events constitutes an event of default with respect to the trust preferred securities issued by a trust under the related trust agreement:

•	default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

•	default by the trust in the payment of any redemption price of any trust security issued by that trust when it becomes due and payable, and continuation of the default for one day;

•	default in the performance, or breach, in any material respect, of any covenant or warranty of the property trustee and the Delaware trustee in the trust agreement, other than as described above, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the appropriate trustees and to us by the holders of at least 33% in aggregate liquidation amount of the outstanding trust preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a “Notice of Default” under the trust agreement;

•	the occurrence of an event of default under the applicable indenture relating to the debt securities held by a trust (see “Description of Debt Securities — Events of Default”);

•	the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee or all or substantially all of its property if a successor property trustee has not been appointed within 90 days of the occurrence; or

•	the occurrence of certain events of bankruptcy or insolvency with respect to the trust.

      Within five business days after the occurrence of certain events of default actually known to the respective property trustee, the property trustee will transmit notice of the event of default to the respective holders of trust securities and the respective administrators, unless the event of default has been cured or waived. Within five business days after the receipt of notice that we intend to exercise our right under the applicable indenture to defer the payment of interest on the related debt securities, the property trustee must notify the holders and the administrators that we intend to defer these interest payments, unless we have revoked our determination to do so.

      The applicable trust agreement includes provisions as to the duties of the property trustee in case an event of default occurs and is continuing. Consistent with these provisions, the property trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders unless those holders have offered to the property trustee reasonable indemnity satisfactory to it. Subject to these provisions for indemnification, the holders of a majority in liquidation amount of the related outstanding trust preferred securities may direct the time, method and place of conducting any proceeding for any remedy available to the property trustee, or exercising any trust or power conferred on the property trustee, with respect to the related trust preferred securities.

      The holders of at least a majority in aggregate liquidation amount of the outstanding trust preferred securities issued by a trust may waive any past default under the applicable trust agreement except:

•	a default in the payment of any distribution when it becomes due and payable or any redemption price;

•	a default with respect to certain covenants and provisions of the applicable trust agreement that cannot be modified or amended without consent of the holder of each outstanding trust preferred security; and

•	a default under the applicable indenture that the holders of a majority in liquidation amount of the trust preferred securities would not be entitled to waive under the applicable trust agreement.

      If an event of default under the applicable indenture has occurred and is continuing as a result of any failure by us to pay any amounts when due in respect of the related debt securities issued by us to a trust, the related trust preferred securities will have a preference over the related trust common securities with respect to payments of any amounts in respect of the trust preferred securities as described above. See “— Subordination of Trust Common Securities,” “— Liquidation Distribution Upon Dissolution” and “Description of Debt Securities — Events of Default.”

      We must furnish annually to each property trustee a statement by an appropriate officer as to that officer’s knowledge of our compliance with all conditions and covenants under the respective trust agreement. Also, the administrators for each trust must file, on behalf of the respective trust, a statement as to our compliance with all conditions and covenants under the respective trust agreement.

      Voting Rights; Amendment of Trust Agreement. Except as provided below and under “— Resignation, Removal of Property Trustee and Delaware Trustee; Appointment of Successors” and “Description of Guarantees — Amendments and Assignment” and as otherwise required by law and the applicable trust agreement, the holders of the trust preferred securities issued by a trust will have no voting rights.

      The trust agreement applicable to a trust may be amended from time to time by the holders of a majority in liquidation amount of its trust common securities and the respective property trustee, without the consent of the holders of the trust preferred securities issued by the trust:

•	to cure any ambiguity, correct or supplement any provisions in the trust agreements that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreements, provided that any such amendment does not adversely affect in any material respect the interests of any holder of trust securities;

•	to facilitate the tendering, remarketing and settlement of the trust preferred securities, as contemplated in the trust agreement;

•	to modify, eliminate or add to any provisions of the trust agreements to the extent as may be necessary to ensure that a trust will not be taxable other than as a grantor trust for United States federal income tax purposes at any time that any trust securities are outstanding or to ensure that a trust will not be required to register as an “investment company” under the Investment Company Act; or

•	to reflect the appointment of a successor trustee.

      The trust agreement may be amended by the holders of a majority in aggregate liquidation amount of the trust common securities and the property trustee with the consent of holders representing not less than a majority in aggregate liquidation amount of the outstanding trust preferred securities and receipt by the property trustee and the Delaware trustee of an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust’s not being taxable other than as a grantor trust for United States federal income tax purposes or the trust’s exemption from status as an “investment company” under the Investment Company Act.

      Without the consent of each holder of trust preferred securities affected by the amendment or related exercise of power, the trust agreement applicable to a trust may not be amended to change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date or restrict the right of a holder of trust securities to institute suit for the enforcement of any payment due.

      So long as any debt securities are held by a trust, the respective property trustee will not:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the debt securities under the related indenture, or execute any trust or power conferred on the property trustee with respect to the related debt securities;

•	waive any past default that is waivable under the applicable indenture;

•	exercise any right to rescind or annul a declaration that the debt securities shall be due and payable; or

•	consent to any amendment, modification or termination of the applicable indenture or the related debt securities, where consent shall be required;

without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate liquidation amount of the trust preferred securities, except that, if a consent under the applicable indenture would require the consent of each holder of debt securities affected by the consent, no consent will be given by the property trustee without the prior written consent of each holder of the trust preferred securities.

      A property trustee may not revoke any action previously authorized or approved by a vote of the holders of the trust preferred securities issued by its respective trust except by subsequent vote of the holders of the trust preferred securities. The property trustee will notify each holder of trust preferred securities of any notice of default with respect to the debt securities. In addition, before taking any of the foregoing actions, the property trustee will obtain an opinion of counsel experienced in relevant matters to the effect that the trust will not be taxable other than as a grantor trust for United States federal income tax purposes on account of the action.

      Any required approval of holders of trust preferred securities issued by a trust may be given at a meeting of holders of those trust preferred securities convened for the purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of trust preferred securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each registered holder of trust preferred securities in the manner set forth in the applicable trust agreement.

      No vote or consent of the holders of trust preferred securities issued by a trust will be required to redeem and cancel those trust preferred securities in accordance with the applicable trust agreement. See above under “— Redemption.”

      Notwithstanding that holders of trust preferred securities issued by a trust are entitled to vote or consent under any of the circumstances described above, any of those trust preferred securities that are owned by us, the respective property trustee or Delaware trustee, or any affiliate of us or either trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

      Enforcement of Certain Rights by Holders of Trust Preferred Securities. If an event of default has occurred and is continuing under the applicable indenture, and the trustee for the related debt securities and the holders of those debt securities have failed to declare the principal due and payable, the holders of at least 33% in aggregate liquidation amount of the related outstanding trust preferred securities shall have this right.

      If an event of default has occurred and is continuing under a trust agreement and the event is attributable to our failure to pay any amounts payable in respect of debt securities on the date the amounts are otherwise payable, a registered holder of trust preferred securities may institute a direct action against us for enforcement of payment to the holder of an amount equal to the amount payable in respect of debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities held by the holder, which we refer to in this discussion as a “Direct Action.” We will have the right under the applicable indenture to set-off any payment made to the holders of trust preferred securities by us in connection with a Direct Action.

      We may not amend the applicable indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all the trust preferred securities. Furthermore, so long as any of the trust preferred securities are outstanding

•	no modification of the applicable indenture may be made that adversely affects the holders of the trust preferred securities in any material respect,

•	no termination of the applicable indenture may occur and

•	no waiver of any event of default or compliance with any covenant under the applicable indenture may be effective,

without the prior consent of the holders of at least a majority of the aggregate liquidation amount of the outstanding trust preferred securities unless and until the principal of, accrued and unpaid interest on and premium, if any, on the related debt securities have been paid in full and certain other conditions are satisfied.

      With certain exceptions, the holders of the trust preferred securities would not be able to exercise directly any remedies available to the holders of the debt securities except under the circumstances described in this section.

      Resignation, Removal of Property Trustee and Delaware Trustee; Appointment of Successors. The property trustee or the Delaware trustee of a trust may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in liquidation amount of that trust’s outstanding trust preferred securities delivered to the trustee to be removed and to us. No resignation or removal of either of the trustees and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the trust agreement. So long as no event of default or event that would become an event of default has occurred and is continuing, and except with respect to a trustee appointed by an action of the holders, if we have delivered to either the property trustee or the Delaware trustee a resolution of our board of directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the trust agreement, the property trustee or the Delaware trustee, as the case may be, will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the trust agreement.

      Mergers, Consolidations, Amalgamations or Replacements of a Trust. A trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any entity, except as described below or as otherwise set forth in the applicable trust agreement. A trust may, at the request of the holders of its trust common securities and with the consent of the holders of at least a majority in aggregate liquidation amount of its outstanding trust preferred securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

•	the successor entity either expressly assumes all the obligations of the trust with respect to its trust preferred securities or substitutes for the trust preferred securities other securities having substantially the same terms as the trust preferred securities, which we refer to in this prospectus as the successor securities, so long as the successor securities have the same priority as the trust preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

•	a trustee of the successor entity, possessing the same powers and duties as the property trustee, is appointed to hold the related debt securities;

•	the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the trust preferred securities, including any successor securities, to be downgraded by any nationally recognized statistical rating organization;

•	the trust preferred securities or any successor securities are listed or quoted, or any successor securities will be listed or quoted upon notification of issuance, on any national securities exchange or with another organization on which the trust preferred securities are then listed or quoted;

•	the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities, including any successor securities, in any material respect;

•	the successor entity has a purpose substantially identical to that of the trust;

•	prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the property trustee has received an opinion from independent counsel experienced in relevant matters to the effect that such transaction does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities, including any successor securities, in any material respect and following such transaction, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	we or any permitted successor or assignee owns all the trust common securities of the successor entity and guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the applicable guarantee.

      Notwithstanding the foregoing, a trust may not, except with the consent of holders of 100% in aggregate liquidation amount of the trust preferred securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if the consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the trust or the successor entity to be taxable other than as a grantor trust for United States federal income tax purposes.

      Expenses and Taxes. In each of the trust agreements, we have agreed to pay:

•	all debts and other obligations, other than with respect to the trust preferred securities issued by a trust and all costs and expenses of the trust, including the costs and expenses relating to the organization of a trust, the fees and expenses of the property trustee and the Delaware trustee and the costs and expenses relating to the operation of the trust; and

•	any and all taxes and all costs and expenses with respect to them, other than withholding taxes, to which the trust might become subject.

      Information Concerning the Property Trustees. Each property trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only the duties as are specifically set forth in the applicable trust agreement and, after an event of default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, each property trustee is under no obligation to exercise any of the powers vested in it by the trust agreements at the request of any holder of trust preferred securities issued by the respective trust unless it is offered reasonable indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by exercising these powers.

      Miscellaneous. The administrators and the property trustee relating to each trust are authorized and directed to conduct the affairs of and to operate the trust in such a way that the trust will not be deemed to be an “investment company” required to be registered under the Investment Company Act or taxable other than as a grantor trust for United States federal income tax purposes and so that the debt securities held by that trust will be treated as indebtedness of ours for United States federal income tax purposes. In this regard, each property trustee and the holders of trust common securities issued by the respective trust are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the trust or the applicable trust agreement, that the property trustee and the holders of trust common securities determine in their discretion to be necessary or desirable for these purposes, as long as this action does not materially adversely affect the interests of the holders of the trust preferred securities.

      Holders of the trust preferred securities have no preemptive or similar rights.

      A trust may not borrow money or issue debt or mortgage or pledge any of its assets.

      Governing Law. The trust agreements and the trust preferred securities will be governed by Delaware law.

DESCRIPTION OF GUARANTEES

      Each guarantee will be executed and delivered by us concurrently with the issuance of trust preferred securities by a trust for the benefit of the holders from time to time of the trust preferred securities. We will appoint a guarantee trustee under each guarantee. Each guarantee trustee will hold the respective guarantee for the benefit of the holders of the trust preferred securities issued by the related trust. Each guarantee will be qualified as an indenture under the Trust Indenture Act . We have summarized below certain provisions of the guarantees. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the guarantee, including the definitions in the guarantee of certain terms. The form of guarantee agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

      General. We will fully and unconditionally agree, to the extent described herein, to pay the guarantee payments, as defined below, to the holders of the trust preferred securities issued by each trust, as and when due, regardless of any defense, right of set-off or counterclaim that a trust may have or assert other than the defense of payment. The following payments with respect to the trust preferred securities, to the extent not paid or made by or on behalf of the respective trust, which payments we refer to in this discussion as the “guarantee payments,” will be subject to the respective guarantee:

•	any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent that the trust has funds on hand available therefore;

•	the redemption price with respect to any trust preferred securities called for redemption, to the extent that the trust has funds on hand available for payment therefor; and

•	upon a voluntary or involuntary dissolution, winding up or liquidation of the trust, unless the related debt securities are distributed to holders of the trust preferred securities, the lesser of:

•	the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the trust has funds on hand available therefor; and

•	the amount of assets of the trust remaining available for distribution to holders of the trust preferred securities on liquidation of the trust.

      Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the trust preferred securities or by causing the trust to pay these amounts to the holders.

      Each guarantee will be an irrevocable guarantee of the obligations of the respective trust under its trust preferred securities, but will apply only to the extent that the trust has funds sufficient to make these payments, and is not a guarantee of collection.

      If we do not make payments on the debt securities held by a trust, the trust will not be able to pay any amounts payable in respect of its trust preferred securities and will not have funds legally available for these payments. The applicable prospectus supplement will describe the ranking of the guarantee. See “— Status of the Guarantees.” The guarantees do not limit our incurrence or issuance of other secured or unsecured debt, including Senior Indebtedness, whether under the applicable indenture, any other indenture that we may enter into in the future or otherwise.

      We have, through the guarantees, the trust agreements, the applicable debt securities and the related indenture, taken together, fully, irrevocably and unconditionally guaranteed all of each trust’s obligations under its trust preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each trust’s obligations in respect of its trust preferred securities. See “Relationship Among Trust Preferred Securities, Debt Securities and Guarantees.”

      Status of the Guarantees. Each guarantee will constitute an unsecured obligation of ours. The applicable prospectus supplement will describe the ranking of each guarantee.

      Each guarantee will constitute a guarantee of payment and not of collection; specifically, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. Each guarantee will be held by the respective guarantee trustee for the benefit of the holders of the related trust preferred securities. A guarantee will not be discharged except by payment of the applicable guarantee payments in full to the extent not paid or distributed by the respective trust.

      Amendments and Assignment. Except with respect to any changes that do not materially adversely affect the rights of holders of the related trust preferred securities, in which case no vote will be required, a guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the related trust preferred securities. The manner of obtaining this type of approval will be as set forth under “Description of Trust Preferred Securities — Voting Rights; Amendment of Trust Agreement.” All guarantees and agreements contained in each guarantee shall bind the successors, assigns, receivers, trustees and representatives of ours and shall inure to the benefit of the holders of the related trust preferred securities then outstanding.

      Events of Default. An event of default under a guarantee will occur upon our failure to perform any of our payment or other obligations under the guarantee, or to perform any other obligation if such default remains unremedied for 30 days.

      The holders of not less than a majority in aggregate liquidation amount of the related trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee. Any registered holder of trust preferred securities may institute a legal proceeding directly against us to enforce its rights under the related guarantee without first instituting a legal proceeding against the related trust, the guarantee trustee or any other person or entity.

      We, as guarantor, are required to file annually with each guarantee trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under each guarantee.

      Consolidation, Merger, Sale of Assets and Other Transactions. Each guarantee provides that:

•	we will not consolidate with or merge into any other entity,

•	we shall not convey, transfer or lease all or substantially all of our properties and assets to any other entity, and

•	no entity will consolidate with or merge into us or convey, transfer or lease all or substantially all of its properties and assets to us,

unless

•	either we are the continuing corporation, or the successor entity is organized under the laws of the United States or any state or the District of Columbia and such successor entity expressly assumes our obligations under the guarantee,

•	immediately after giving effect thereto, no event or default under the guarantee agreement and no event which, after notice or lapse of time or both, would become an event of default under the guarantee agreement, has happened and is continuing, and

•	certain other conditions as prescribed in the guarantee agreements are met.

      Information Concerning the Guarantee Trustee. The guarantee trustee, other than during the occurrence and continuance of a default by us in performance of the guarantee, undertakes to perform only such duties as are specifically set forth in the guarantee agreement. After a default with respect to the guarantee, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee agreement at the request of any holder of the trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might thereby incur.

      Termination of the Guarantees. Each guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the related trust preferred securities, upon full payment of the amounts payable with respect to the trust preferred securities upon liquidation of the respective trust and upon distribution of the related debt securities to the holders of the trust preferred securities. Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related trust preferred securities must restore payment of any sums paid under the trust preferred securities or the guarantee.

      Governing Law. Each guarantee will be governed by New York law.

RELATIONSHIP AMONG TRUST PREFERRED SECURITIES,

DEBT SECURITIES AND GUARANTEES

      Full and Unconditional Guarantee. Payments of distributions and other amounts due on the trust preferred securities issued by a trust, to the extent the trust has funds available for the payment, are irrevocably guaranteed by us as and to the extent set forth under “Description of Guarantees.” Taken together, our obligations under the related debt securities, the applicable indenture, the related trust agreement and the related guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the trust preferred securities issued by a trust. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each trust’s obligations in respect of the related trust preferred securities. If and to the extent that we do not make payments on the debt securities issued to a trust, the trust will not have sufficient funds to pay distributions or other amounts due on its trust preferred securities. A guarantee does not cover payment of amounts payable with respect to the trust preferred securities issued by a trust when the trust does not have sufficient funds to pay these amounts. In this event, the remedy of a holder of the trust preferred securities is to institute a legal proceeding directly against us for enforcement of payment of our obligations under debt securities having a principal amount equal to the liquidation amount of the trust preferred securities held by the holder.

      Sufficiency of Payments. As long as payments are made when due on the debt securities issued to a trust, these payments will be sufficient to cover distributions and other payments distributable on the trust preferred securities issued by that trust, primarily because:

•	the aggregate principal amount of the debt securities will be equal to the sum of the aggregate stated liquidation amount of the trust preferred securities and trust common securities;

•	the interest rate and interest and other payment dates on the debt securities will match the distribution rate, distribution dates and other payment dates for the trust preferred securities;

•	we will pay for any and all costs, expenses and liabilities of the trust except the trust’s obligations to holders of the related trust securities; and

•	the applicable trust agreement further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

      Notwithstanding anything to the contrary in the applicable indenture, we have the right to set-off any payment we are otherwise required to make under that indenture against and to the extent we have previously made, or are concurrently on the date of the payment making, a payment under a guarantee.

      Enforcement Rights of Holders of Trust Preferred Securities. Under the circumstances set forth under “Description of Trust Preferred Securities — Enforcement of Certain Rights by Holders of Trust Preferred Securities,” holders of trust preferred securities may bring a Direct Action against us.

      A holder of any trust preferred security may institute a legal proceeding directly against us to enforce its rights under the related guarantee without first instituting a legal proceeding against the related guarantee trustee, the related trust or any other person or entity. See “Description of Guarantees.”

      Limited Purpose of Trust. The trust preferred securities issued by a trust represent preferred undivided beneficial interests in the assets of the trust, and the trust exists for the sole purpose of issuing its trust preferred securities and trust common securities and investing the proceeds of these trust securities in debt securities. A principal difference between the rights of a holder of a trust preferred security and a holder of a debt security is that a holder of a debt security is entitled to receive from us payments on debt securities held, while a holder of trust preferred securities is entitled to receive distributions or other amounts distributable with respect to the trust preferred securities from a trust, or from us under a guarantee, only if and to the extent the trust has funds available for the payment of the distributions.

      Rights Upon Dissolution. Upon any voluntary or involuntary dissolution of a trust, other than any dissolution involving the distribution of the related debt securities, after satisfaction of liabilities to creditors of the trust as required by applicable law, the holders of the trust preferred securities issued by the trust will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See “Description of Trust Preferred Securities — Liquidation Distribution Upon Dissolution.” Since we are the guarantor under each of the guarantees and have agreed to pay for all costs, expenses and liabilities of each trust, other than each trust’s obligations to the holders of the respective trust securities, the positions of a holder of trust preferred securities and a holder of debt securities relative to other creditors and to our shareholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

DESCRIPTION OF COMMON STOCK

      General. The following descriptions of our common stock and the relevant provisions of our restated Articles of Incorporation and by-laws are summaries and are qualified by references to our Articles of Incorporation and by-laws which have been previously filed with the SEC and are exhibits to this registration statement, of which this prospectus is a part, as well as the applicable Missouri General and Business Corporation Law.

      Under our Articles of Incorporation, we are authorized to issue 162,962,000 million shares of stock, divided into classes as follows:

•	390,000 shares of Cumulative Preferred Stock with a par value of $100;

•	1,572,000 shares of Cumulative No Par Preferred Stock with no par value;

•	11,000,000 shares of Preference Stock with no par value; and

•	150,000,000 shares of Common Stock with no par value.

      At December 31, 2003, 390,000 shares of Cumulative Preferred Stock and 69,255,938 shares of common stock were outstanding. No shares of Cumulative No Par Preferred Stock or Preference Stock are currently outstanding but such shares may be issued from time to time in accordance with the Articles of Incorporation. The voting powers, designations, preferences, rights and qualifications, limitations, or restrictions of any series of Preference Stock are set by our board of directors when it is issued.

      Dividend Rights and Limitations. The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare, subject to any rights of the holders of our preferred and preference stock. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us.

      Except as otherwise authorized by consent of the holders of at least two-thirds of the total number of shares of the total outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock, we may not pay or declare any dividends on common stock, other than the dividends payable in common stock, or make any distributions on, or purchase or otherwise acquire for value, any shares of common stock if, after giving effect thereto, the aggregate amount expended during the 12 months then ended (a) exceeds 50% of the net income of the Company available for dividends on Preference Stock and common stock for the preceding 12 months, in case the total of Preference Stock and common stock equity would be reduced to less than 20% of total capitalization, or (b) exceeds 75% of such net income in case such equity would be reduced to between 20% and 25% of total capitalization, or (c) except to the extent permitted in subparagraphs (a) and (b), would reduce such equity below 25% of total capitalization.

      No dividends may be declared or paid on common stock and no common stock may be purchased or redeemed or otherwise retired for consideration (a) unless all past and current dividends on Cumulative Preferred Stock and Cumulative No Par Preferred Stock have been paid or set apart for payment and (b) except to the extent of retained earnings (earned surplus).

      Voting Rights. Except as otherwise provided by law and subject to the voting rights of the outstanding Cumulative Preferred Stock, Cumulative No Par Preferred Stock, and Preference Stock, the holders of our common stock have the exclusive right to vote for all general purposes and for the election of directors through cumulative voting. This means each shareholder has a total vote equal to the number of shares they own multiplied by the number of directors to be elected. These votes may be divided among all nominees equally or may be voted for one or more of the nominees either in equal or unequal amounts. The nominees with the highest number of votes are elected.

      The consent of specified percentages of holders of outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock is required to authorize certain actions which may affect their interests; and if, at any time, dividends on any of the outstanding shares of Cumulative Preferred Stock and Cumulative No Par Preferred Stock shall be in default in an amount equivalent to four or more full quarterly dividends, the holders of outstanding shares of all preferred stock, voting as a single class, shall be entitled (voting cumulatively) to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors, which right shall continue in effect until all dividend arrearages shall have been paid.

      Liquidation Rights. In the event of any dissolution or liquidation of the Company, after there shall have been paid to or set aside for the holders of shares of outstanding Cumulative Preferred Stock, Cumulative No Par Preferred Stock, and Preference Stock the full preferential amounts to which they are respectively entitled, the holders of outstanding shares of common stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets available for distribution.

      Miscellaneous. The outstanding shares of common stock are, and the shares of common stock sold hereunder will be, upon payment for them, fully paid and nonassessable. The holders of our common stock are not entitled to any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our common stock does not contain any redemption provisions or conversion rights.

      Transfer Agent and Registrar. UMB Bank, N.A. acts as transfer agent and registrar for our common stock.

      Business Combinations. The affirmative vote of the holders of at least 80% of the outstanding shares of common stock is required for the approval or authorization of certain business combinations; provided, however, that such 80% voting requirement shall not be applicable if:

•	the business combination shall have been approved by a majority of the continuing directors; or

•	the cash or the fair market value of the property, securities, or other consideration to be received per share by holders of the common stock in such business combination is not less than the highest per-share price paid by or on behalf of the acquiror for any shares of common stock during the five-year period preceding the announcement of the business combination.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE

UNITS OR WARRANTS FOR STOCK

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders shares of our common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units, often known as stock purchase units, consisting of a stock purchase contract and beneficial interests in:

•	senior debt securities or subordinated debt securities,

•	debt obligations of third parties, including U.S. treasury securities, or

•	trust preferred securities issued by trusts, all of whose common securities are owned by us or by one of our subsidiaries,

securing the holders’ obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner and, in certain circumstances, we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligation under the original stock purchase contract.

      The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements. The description in the applicable prospectus supplement will not contain all of the information you may find useful and reference will be made to the stock purchase contracts and, if applicable, the unilateral or depository arrangement relating to the stock purchase contracts in stock purchase units.

      We may also issue warrants to purchase our common stock with the terms of such warrants and any related warrant agreement between us and a warrant agent being described in a prospectus supplement.

BOOK-ENTRY SYSTEM

      Unless otherwise indicated in the applicable prospectus supplement, each series of debt securities (other than debt securities issued to a trust) and trust preferred securities will initially be issued in the form of one or more global securities, in registered form, without coupons. The global security will be deposited with, or on behalf of, the depository, and registered in the name of the depository or a nominee of the depository. Unless otherwise indicated in the applicable prospectus supplement, the depository for any global securities will be The Depository Trust Company, or DTC.

      So long as the depository, or its nominee, is the registered owner of a global security, such depository or such nominee, as the case may be, will be considered the owner of such global security for all purposes under the applicable indenture, including for any notices and voting. Except in limited circumstances, the owners of beneficial interests in a global security will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of any such securities and will not be considered the registered holder thereof under the applicable indenture. Accordingly, each person holding a beneficial interest in a global security must rely on the procedures of the depository and, if such person is not a direct participant, on procedures of the direct participant through which such person holds its interest, to exercise any of the rights of a registered owner of such security.

      Global securities may be exchanged in whole for certificated securities only if the depository notifies us that it is unwilling or unable to continue as depository for the global securities or the depository has ceased to be a clearing agency registered under the Exchange Act and, in either case, we thereupon fail to appoint a successor depository within 90 days.

      In any such case, we have agreed to notify the applicable trustee in writing that, upon surrender by the direct participants and indirect participants of their interest in such global securities, certificated securities representing the applicable securities will be issued to each person that such direct participants and indirect participants and the depository identify as being the beneficial owner of such securities.

      The following is based solely on information furnished by DTC:

      DTC will act as depository for the global securities. The global securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee or such other name as may be requested by an authorized representative of DTC. One fully-registered global security certificate will be issued for each issue of the global securities, each in the aggregate principal amount of such issue and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing agency” within the meaning of the New York Uniform Commercial Code, and a “clearing corporation” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions, in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities

Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which are referred to as indirect participants and, together with the direct participants, the participants. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of global securities under the DTC system must be made by or through direct participants, who will receive a credit for such purchases of global securities on DTC’s records. The ownership interest of each actual purchaser of each global security, or beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

      To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities; DTC’s records reflect only the identity of the direct participants to whose accounts such global securities are credited which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      If the global securities are redeemable, redemption notices shall be sent to DTC. If less than all of the global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants whose accounts the global securities are credited on the record date, identified in a listing attached to the omnibus proxy.

      Principal, distributions, interest and premium payments, if any, on the global securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee for such securities, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the trustee for such securities, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, distributions, interest and premium, if any, on any of the aforementioned securities represented by global securities to DTC is the responsibility of the appropriate trustee and us. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of the participants.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources, including DTC, that we believe to be reliable, but we take no responsibility for the accuracy thereof.

      The underwriters, dealers or agents of any of the securities may be direct participants of DTC.

      None of the trustees, us or any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PLAN OF DISTRIBUTION

      We may sell the securities:

•	through underwriters or dealers;

•	directly;

•	through agents; or

•	through any combination of the above.

      The applicable prospectus supplement will set forth the terms under which the securities are offered, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

      Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

      If underwriters are used in an offering, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of those firms. The specific managing underwriter or underwriters, if any, will be named in the prospectus supplement relating to the particular securities together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the particular securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities being offered if any are purchased.

      We may sell the securities directly or through agents we designate from time to time. The applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the securities in respect of which such prospectus supplement is delivered and any commissions payable by us to such agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the particular offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions.

      Any underwriters, dealers or agents participating in the distribution of the securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect of these liabilities. Agents, dealers and underwriters may engage in transactions with or perform services for us in the ordinary course of business.

      Unless otherwise specified in a prospectus supplement, except for our common stock, which is listed on the New York Stock Exchange, the securities will not be listed on a national securities exchange. No assurance can be given that any broker-dealer will make a market in any series of the securities, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the securities. The prospectus supplement will state, if known, whether or not any broker-dealer intends to make a market in the securities. If no such determination has been made, the prospectus supplement will so state.

LEGAL MATTERS

      Legal matters with respect to the securities offered under this prospectus will be passed upon for us by Jeanie Sell Latz, Esq., Executive Vice President — Corporate and Shared Services and Secretary, and for the underwriters, dealers, purchasers, or agents by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019-6092. Dewey Ballantine LLP will rely for purposes of their opinions upon the opinion of Ms. Latz as to matters of Missouri law. At February 28, 2004, Ms. Latz owned beneficially 30,592 shares of the Company’s common stock, including restricted stock and exercisable non-qualified option grants. Dewey Ballantine LLP has performed, and may perform in the future, legal services for the Company.

      The descriptions of the securities we may offer that are contained in this prospectus, as to the matters of law and legal conclusions, have been prepared under the supervision of and review by, and are made on the authority of Ms. Latz, who has given her opinion that such statements as to such matters and conclusions are correct.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002, and for the years then ended and related financial statement schedules, incorporated in this prospectus by reference to the Annual Report on Form 10-K/ A of Great Plains Energy Incorporated for the year ended December 31, 2003 (the “2003 Form 10-K/ A”) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting principles), and has been so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

      The consolidated statements of income, of cash flows, of common stock equity, and of comprehensive income of Great Plains Energy Incorporated for the year ended December 31, 2001 incorporated in this prospectus by reference to the 2003 Form 10-K/ A, except as they relate to DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession), and the 2001 financial statement schedule information incorporated in this prospectus by reference to the 2003 Form 10-K/ A, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose reports thereon also appear in the 2003 Form 10-K/ A. The report of PricewaterhouseCoopers LLP, independent accountants, on the consolidated statements of income, of cash flows, of common stock equity, and of comprehensive income for the year ended December 31, 2001 referred to above, insofar as it relates to the amounts included for DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession), is based solely on the report of Deloitte & Touche LLP. The financial statements of DTI Holdings, Inc. and Subsidiaries (Debtors-in-Possession) (not presented separately or incorporated by reference herein) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs referring to DTI Holdings, Inc. and Subsidiaries’ filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about DTI Holdings, Inc. and Subsidiaries’ ability to continue as a going concern and an impairment charge recorded by DTI Holdings, Inc. and Subsidiaries) which also appears in the 2003 Form 10-K/ A. The consolidated financial statements of Great Plains Energy Incorporated referred to above have been incorporated in this prospectus in reliance on the reports of such firms given on their authority as experts in accounting and auditing.

RECENT DEVELOPMENTS

      At its February 2004 meeting, the Board of Directors approved management’s recommendation to sell the KLT Gas portfolio and exit the gas business. After the approval, the KLT Gas portfolio has been treated as assets held for sale and KLT Gas’ historical activities will be reported as discontinued operations in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, in accordance with SFAS No. 144. In February, Great Plains Energy also wrote down the KLT Gas portfolio to its estimated net realizable value. This write down totaled approximately $2 million, which net of the related tax effect of approximately $1 million, reduced earnings by approximately $1 million. The impact on earnings will be recorded as a loss from discontinued operations in Great Plains Energy’s first quarter 2004 consolidated statement of income.

      The following proforma statements set forth the proforma effects of reporting the KLT Gas business as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, as a result of the February 2004 decision. The proforma adjustments reclassify from continuing operations the affected KLT Gas assets, liabilities and results of operations to instead be presented as discontinued operations.

GREAT PLAINS ENERGY

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2003

	Actual	Adjustments	Pro Forma

	(Thousands)
ASSETS
Current Assets
Cash and cash equivalents	$114,395	$(168)	$114,227
Restricted cash	20,850	—	20,850
Receivables	240,407	(63)	240,344
Fuel inventories, at average cost	22,543	—	22,543
Materials and supplies, at average cost	56,599	—	56,599
Deferred income taxes	686	—	686
Assets of discontinued operations	—	11,168	11,168
Other	15,096	(804)	14,292

Total	470,576	10,133	480,709

Nonutility Property and Investments
Affordable housing limited partnerships	52,644	—	52,644
Gas property and investments	10,191	(9,761)	430
Nuclear decommissioning trust fund	74,965	—	74,965
Other	44,320	(322)	43,998

Total	182,120	(10,083)	172,037

Utility Plant, at Original Cost
Electric	4,700,983	—	4,700,983
Less — accumulated depreciation	2,082,419	—	2,082,419

Net utility plant in service	2,618,564	—	2,618,564
Construction work in progress	53,250	—	53,250
Nuclear fuel, net of amortization of $113,472	29,120	—	29,120

Total	2,700,934	—	2,700,934

Deferred Charges
Regulatory assets	145,627	—	145,627
Prepaid pension costs	108,247	—	108,247
Goodwill	26,105	—	26,105
Other deferred charges	31,678	(50)	31,628

Total	311,657	(50)	311,607

Total	$3,665,287	$—	$3,665,287

GREAT PLAINS ENERGY

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)

As of December 31, 2003

	Actual	Adjustments	Pro Forma

	(Thousands)
LIABILITIES AND CAPITALIZATION
Current Liabilities
Notes payable	$87,000	$—	$87,000
Current maturities of long-term debt	59,303	—	59,303
EIRR bonds classified as current	129,288	—	129,288
Accounts payable	189,525	(2,778)	186,747
Accrued taxes	33,256	6,630	39,886
Accrued interest	11,937	—	11,937
Accrued payroll and vacations	34,816	(54)	34,762
Accrued refueling outage costs	1,760	—	1,760
Supplier collateral	20,850	—	20,850
Liabilities of discontinued operations	—	(12,056)	(12,056)
Other	28,944	—	28,944

Total	596,679	(8,258)	588,421

Deferred Credits and Other Liabilities
Deferred income taxes	599,300	10,033	609,333
Deferred investment tax credits	37,571	—	37,571
Asset retirement obligation	108,469	(1,775)	106,694
Pension liability	89,488	—	89,488
Other	79,141	—	79,141

Total	913,969	8,258	922,227

Capitalization
Common stock	611,424	—	611,424
Unearned compensation	(1,633)	—	(1,633)
Capital stock premium and expense	(7,240)	—	(7,240)
Retained earnings	391,750	—	391,750
Treasury stock	(121)	—	(121)
Accumulated other comprehensive loss	(36,886)	—	(36,886)

Total common stock equity	957,294	—	957,294
Cumulative preferred stock	39,000	—	39,000
Long-term debt (excluding current maturities)	1,158,345	—	1,158,345

Total Capitalization	2,154,639	—	2,154,639

Total	$3,665,287	$—	$3,665,287

GREAT PLAINS ENERGY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2003

	Actual	Adjustments	Pro Forma

	(Thousands)
Operating Revenues
Electric revenues — KCP&L	$1,054,900	$—	$1,054,900
Electric revenues — Strategic Energy	1,089,663	—	1,089,663
Other revenues	4,933	(1,451)	3,482

Total	2,149,496	(1,451)	2,148,045

Operating Expenses
Fuel	160,327	—	160,327
Purchased power — KCP&L	53,163	—	53,163
Purchased power — Strategic Energy	968,967	—	968,967
Other	300,477	(5,094)	295,383
Maintenance	85,416	—	85,416
Depreciation and depletion	143,712	(949)	142,763
General taxes	98,512	(51)	98,461
(Gain) Loss on property	30,797	(54,500)	(23,703)

Total	1,841,371	(60,594)	1,780,777

Operating income	308,125	59,143	367,268
Income (loss) from equity investments	(2,018)	—	(2,018)
Minority interest in subsidiaries	(7,764)	—	(7,764)
Non-operating income	7,417	(3)	7,414
Non-operating expenses	(20,462)	—	(20,462)
Interest charges	(76,171)	—	(76,171)

Income from continuing operations before income taxes	209,127	59,140	268,267
Income taxes	55,514	23,051	78,565

Income from continuing operations	$153,613	$36,089	$189,702

Average number of common shares outstanding	69,206	—	69,206
Basic and diluted earning per common share from continuing operations	$2.20	$0.52	$2.72

GREAT PLAINS ENERGY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2002

	Actual	Adjustments	Pro Forma

	(Thousands)
Operating Revenues
Electric revenues — KCP&L	$1,009,868	$—	$1,009,868
Electric revenues — Strategic Energy	788,278	—	788,278
Other revenues	5,209	(1,062)	4,147

Total	1,803,355	(1,062)	1,802,293

Operating Expenses
Fuel	159,666	—	159,666
Purchased power — KCP&L	46,214	—	46,214
Purchased power — Strategic Energy	685,370	—	685,370
Other	281,592	(4,960)	276,632
Maintenance	91,419	—	91,419
Depreciation and depletion	149,237	(2,480)	146,757
General taxes	97,198	(52)	97,146
(Gain) Loss on property	(329)	(1,047)	(1,376)

Total	1,510,367	(8,539)	1,501,828

Operating income	292,988	7,477	300,465
Income (loss) from equity investments	(1,173)	—	(1,173)
Minority interest in subsidiaries	(10,753)	—	(10,753)
Non-operating income	6,696	(857)	5,839
Non-operating expenses	(18,948)	—	(18,948)
Interest charges	(87,380)	—	(87,380)

Income from continuing operations before income taxes	181,430	6,620	188,050
Income taxes	48,275	3,073	51,348

Income from continuing operations before cumulative effect of a change in accounting principle	$133,155	$3,547	$136,702

Average number of common shares outstanding	62,623	—	62,623
Basic and diluted earning per common share from continuing operations	$2.10	$0.06	$2.16

GREAT PLAINS ENERGY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2001

	Actual	Adjustments	Pro Forma

	(Thousands)
Operating Revenues
Electric revenues — KCP&L	$967,479	$—	$967,479
Electric revenues — Strategic Energy	396,004	—	396,004
Other revenues	35,592	(4)	35,588

Total	1,399,075	(4)	1,399,071

Operating Expenses
Fuel	163,846	—	163,846
Purchased power — KCP&L	65,173	—	65,173
Purchased power — Strategic Energy	329,003	—	329,003
Other	274,645	(3,862)	270,783
Maintenance	77,096	—	77,096
Depreciation and depletion	157,794	(1,773)	156,021
General taxes	95,745	(163)	95,582
(Gain) Loss on property	169,947	23,800	193,747

Total	1,333,249	18,002	1,351,251

Operating income	65,826	(18,006)	47,820
Income (loss) from equity investments	24,639	(998)	23,641
Minority interest in subsidiaries	(7,040)	—	(7,040)
Non-operating income	12,312	(421)	11,891
Non-operating expenses	(37,598)	72	(37,526)
Interest charges	(101,918)	32	(101,886)

Loss from continuing operations before income taxes	(43,779)	(19,321)	(63,100)
Income taxes	(26,813)	(7,859)	(34,672)

Loss from continuing operations	$(16,966)	$(11,462)	$(28,428)

Average number of common shares outstanding	61,864	—	61,864
Basic and diluted loss per common share from continuing operations	$(0.30)	$(0.19)	$(0.49)

4,400,000 Shares

Great Plains Energy Incorporated

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Morgan Stanley
BNY Capital Markets, Inc.
JPMorgan
Banc of America Securities LLC
Lazard

June      , 2004